SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For September 30, 2007

MetroGas Inc.

(Translation of registrant's name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: November, 2007 By: __________________________________

Name: Eduardo Villegas

Title: Finance Director

Free translation from the original financial statements prepared in Spanish for publication in Argentina

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2007 AND 2006

Free translation from the original financial statements prepared in Spanish for publication in Argentina

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2007 AND 2006

INDEX

Limited Review Report

Unaudited Consolidated Interim Balance Sheets

Unaudited Consolidated Interim Statements of Income

Unaudited Consolidated Interim Statements of Cash Flows

Unaudited Notes to Consolidated Interim Financial Statements

Exhibits A, D, E, F, G and H

Unaudited Interim Balance Sheets

Unaudited Interim Statements of Income

Unaudited Interim Statements of Changes in Shareholders' Equity

Unaudited Interim Statements of Cash Flows

Unaudited Notes to Interim Financial Statements

Exhibits A, C, D, E, F, G and H

Summary of Activity

LIMITED REVIEW REPORT

To the Board of Directors and Shareholders of

MetroGAS S.A.

Legal domicile: Gregorio Araoz de Lamadrid 1360

Ciudad Autónoma de Buenos Aires

CUIT No. 30-65786367-6

  We have reviewed the accompanying balance sheets of MetroGAS S.A. at September 30, 2007 and 2006, and the related statements of income, of changes in shareholders' equity and of cash flows for the nine-month periods then ended and the complementary Notes 1. to 15. and Exhibits A, C, D, E, F, G and H. We have also reviewed the accompanying consolidated financial statements of MetroGAS S.A. and its subsidiary at September 30, 2007 and 2006, which are submitted as supplementary information. These interim financial statements are the responsibility of the Company's management.

  We conducted our review in accordance with the standards established by Technical Resolution No. 7 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas. A review of interim financial information consists principally of applying analytical procedures and making inquires of personnel responsible for financial and accounting matters. It is substantially less in scope that an audit conducted in accordance with generally accepted auditing standards, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

  The changes in Argentine economic conditions and the amendments made by the National Government to the License under which the Company operates mentioned in Note 2. to the interim financial statements, mainly the suspension of the original regime of tariff actualization, have affected the Company's economic and financial equation. Management is in the process of renegotiating certain terms of the License with the National Government to counteract the negative impact of those circumstances. As of the closing date of these financial statements it is not possible to predict the outcome of such renegotiation process, nor determine its final implications on the Company's operations and results. Also, the Company has prepared its projections in order to determine the recoverable value of its non-current assets, based on forecasts of the outcome of that renegotiation process. We are not in a position to determine whether the assumptions used by management to prepare those projections will take place in the future and, consequently, whether the recoverable value of non-current assets exceeds their respective net carrying values.

  Based on the work done, and on our examinations of the Company's financial statements for the years ended December 31, 2006 and 2005, on which we issued our report dated March 2, 2007 containing exceptions due to the circumstances mentioned in paragraph 3. and for the effects on the 2005 financial statements in connection with the departure from Argentine accounting standards regarding the recognition of inflation, we report that:

  with the exception of the matters described in paragraph 3., we are not aware of any material modifications that should be made to the interim financial statements of MetroGAS S.A. as of September 30, 2007 and 2006, and the consolidated interim financial statements of MetroGAS S.A. and its subsidiary, as mentioned in paragraph 1., for them to be in conformity with accounting principles generally accepted in Argentina;

  the information included for comparative purposes as of December 31, 2006 arises from the audited financial statements of MetroGAS S.A. at that date.

  The accompanying interim financial statements are presented on the basis of accounting principles generally accepted in Argentina, which differ from accounting principles generally accepted in other countries, including the United States of America.

Buenos Aires, Argentina

November 7, 2007

PRICE WATERHOUSE & CO. S.R.L. By (Partner)

Carlos N. Martinez

METROGAS S.A.

Legal address: Gregorio Aráoz de Lamadrid 1360 - Autonomous City of Buenos Aires

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2007 AND 2006

Fiscal years No. 16 and 15 commenced January 1, 2007 and 2006

Principal activity: Provision of natural gas distribution services

Registration with the Public Registry of Commerce:

By-laws: December 1, 1992

Last amendment: July 29, 2005

Duration of Company: Until December 1, 2091

Parent company: Gas Argentino S.A.

Legal address: Gregorio Aráoz de Lamadrid 1360 - Autonomous City of Buenos Aires

Principal activity: Investment

Percentage of votes held by the parent company: 70%

Composition and changes in Common Stock as of September 30, 2007

Composition
Classes of shares	Subscribed, registered and paid-in
Outstanding:	Thousands of Ps.

Ordinary certified shares of Ps. 1 par value and 1 vote each:
Class "A"	290,277
Class "B"	221,977
Class "C"	56,917

Common Stock as of September 30, 2007	569,171

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2007 AND 2006

Changes in Common Stock
Subscribed, registered and paid-in
Thousands of Ps.
Common Stock as per charter of November 24, 1992 registered with the Public Registry of Commerce on December 1, 1992 under No. 11,670, Corporations Book 112, Volume A.	12
Common Stock increase approved by the Shareholders' Meeting held on December 28, 1992 and registered with the Public Registry of Commerce on April 19, 1993 under No. 3,030, Corporations Book 112, Volume A.	388,212
Common Stock increase approved by the Shareholders' Meeting held on June 29, 1994 and registered with the Public Registry of Commerce on September 20, 1994 under No. 9,566, Corporations Book 115, Volume A.	124,306
Capitalization of the Adjustment to Common Stock approved by the Shareholders' Meeting held on March 12, 1997 and registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A.	56,641
Common Stock as of September 30, 2007	569,171

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM BALANCE SHEET AS OF

September 30, 2007	December 31, 2006	September 30, 2006
	Thousands of Ps.		
ASSETS			
CURRENT ASSETS			
Cash and deposits in banks (Note 3 a))	15,118	52,349	33,483
Investments (Note 3 b))	68,759	20,284	156
Trade receivables, net (Note 3 c))	174,349	131,271	185,790
Other receivables (Note 3 d))	24,587	28,685	21,487
Inventories, net (Note 3 e))	3,217	2,923	2,526
Total current assets	286,030	235,512	243,442
NON-CURRENT ASSETS			
Other receivables (Note 3 f))	143,859	122,925	111,823
Fixed assets, net (Exhibit A)	1,653,142	1,674,400	1,678,476
Total non-current assets	1,797,001	1,797,325	1,790,299
Total assets	2,083,031	2,032,837	2,033,741
LIABILITIES			
CURRENT LIABILITIES			
Debts			
Accounts payable (Note 3 g))	158,680	163,729	131,026
Financial debt (Note 3 h))	29,780	20,291	33,125
Payroll and social security payable	12,052	11,537	10,550
Taxes payable (Note 3 i))	47,711	37,469	40,468
Other liabilities	5,302	4,333	4,605
Total debts	253,525	237,359	219,774
Provision for contingencies (Exhibit E)	47,863	70,722	71,693
Total current liabilities	301,388	308,081	291,467
NON-CURRENT LIABILITIES			
Accounts payable (Note 5)	10,361	16,578	17,262
Financial debt (Note 3 j))	739,111	710,686	719,326
Taxes payable	34,847	23,329	23,356
Total non-current liabilities	784,319	750,593	759,944
Total liabilities	1,085,707	1,058,674	1,051,411
MINORITY INTEREST	1,126	458	423
SHAREHOLDERS' EQUITY	996,198	973,705	981,907
Total	2,083,031	2,032,837	2,033,741

Notes 1 to 5 and Exhibits A, D, E, F, G and H are an integral part of these consolidated financial statements.

SEPTEMBER 30, 2007 AND 2006 AND AUDITED CONSOLIDATED BALANCE SHEET AS OF DECEMBER 31,2006

METROGAS S.A.

September 30,	
	2007	2006
	Thousands of Ps., except for per share information	
Sales (Note 3 k))	745,585	678,911
Operating cost (Exhibit F)	(520,025)	(473,559)
Gross profit	225,560	205,352
Administrative expenses (Exhibit H)	(54,736)	(45,185)
Selling expenses (Exhibit H)	(58,337)	(54,858)
Operating income	112,487	105,309
Financing and holding results generated by assets		
Holding results	89	138
Discount of long term other receivables result	(13,499)	-
Interest on commercial operations	6,727	11,181
Interest on financial operations	120	-
Exchange gain	216	14,582
Financing and holding results generated by liabilities		
Holding results	23	(6,477)
Interest on commercial operations	(97)	(103)
Interest on financial operations	(44,053)	(68,387)
Restructuring of financial debt result (Note 9 to the primary financial statements)	-	388,748
Discount of long term financial debt result	(10,768)	87,920
Exchange loss	(29,085)	(65,611)
Others	(4,846)	(14,604)
Other income, net	3,594	2,423
Minority interest	(668)	(331)
Income before income tax	20,240	454,788
Income tax (Note 2.5.i))	2,253	(154,033)
Net income for the period	**22,493**	**300,755**
Basic income per share (Note 2.6.)	**0.04**	**0.53**
Diluted income per share (Note 2.6.)	**0.04**	**0.53**

Notes 1 to 5 and Exhibits A, D, E, F, G and H are an integral part of these consolidated financial statements.

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

September 30,	
	2007	2006
	Thousands of Ps.	
Cash flow from operating activities		
Net income for the period	22,493	300,755
Financial debt interest expense accrued during the period	44,053	68,387
Income tax accrued during the period	(2,253)	154,033
Adjustments to reconcile net income to net cash provided by operating activities:		
Minority interest	668	331
Depreciation of fixed assets	54,597	53,858
Net book value of fixed assets retired	545	2,679
Allowance for doubtful accounts	1,055	1,776
Allowance for inventory obsolescence	674	(81)
Allowance for fixed assets	5,005	-
Contingencies reserve	6,581	4,459
Materials consumed	978	1,515
Holding results generated by laibilities	(23)	6,477
Exchange differences	29,085	65,611
Restructuring of financial debt result	-	(388,748)
Discount of long term financial debt result	10,768	(87,920)
Discount of long term other receivables result	13,499	-
Changes in assets and liabilities		
Trade receivables	(44,133)	(58,261)
Other receivables	(20,063)	(10,319)
Inventories	(1,938)	(1,509)
Accounts payable	(11,540)	(18,297)
Payroll and social security payable	515	1,208
Taxes payable	(11,899)	5,573
Other liabilities	148	1,997
Interest payable and other	(124)	(20,542)
Contingencies reserve	2,104	5,338
Minimum notional income tax paid for the period	(5,083)	(7,435)
Net cash provided by operating activities	95,712	80,885
Cash flow used in investing activities		
Increase in fixed assets	(38,897)	(30,654)
Net cash used in investing activities	(38,897)	(30,654)
Cash flow used in financing activities		
Payment of loans	(14,339)	(428,990)
Interest paid	(31,232)	(111,532)
Net cash used in financing activities	(45,571)	(540,522)
Increase (decrease) in cash and cash equivalents	11,244	(490,291)
Cash and cash equivalents at the beginning of the year	72,633	523,930
Cash and cash equivalents at the end of the period	83,877	33,639

Notes 1 to 5 and Exhibits A, D, E, F, G and H are an integral part of these consolidated financial statements.

NOTE 1 - CONSOLIDATION BASES

As a consequence of the constitution of MetroENERGÍA S.A. ("MetroENERGÍA") on April 20, 2005, registered in the Public Registry of Commerce on May 16, 2005, a company in which MetroGAS S.A. ("MetroGAS" or the "Company") holds 95% of the Common Stock (Note 8.5 to the primary financial statements), the Company has consolidated its balance sheets line by line as of September 30, 2007 and 2006 as well as its statements of income and cash flows for the nine months ended on September 30, 2007 and 2006 with the financial statements of the controlled company, following the procedure established in the Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE"), approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA").

The consolidated financial statements includes assets, liabilities and results of the following controlled company:
	Percentage participation on
Issuing company	Capital	Votes
MetroENERGÍA S.A.	95	95

NOTE 2 - ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare its consolidated financial statements, which were applied consistently with those for the previous period.

2.1. Preparation and presentation of consolidated financial statements

The consolidated financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the FACPCE approved by the CPCECABA and in accordance with the resolutions of the National Securities Commission ("CNV").

The consolidated interim financial statements for the nine months ended September 30, 2007 and 2006 have been subject to limited reviews. Management estimates that such interim financial statements include all the necessary adjustments to fairly present the results of each period. The results for the nine months ended September 30, 2007 and 2006 do not necessarily reflect the proportion of the Company's results for the full years.

Within the framework of the statement of consents made on July 8, 2004 by FACPCE and CPCECABA - which states that in the parties' opinion it would be important to unify technical standards - on August 10, 2005 CPCECABA issued Resolution CD 93/05, through which it adopted the accounting standards approved by FACPCE including amendments thereto as at April 1, 2005.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

The adoption of the mentioned standards came into effect for the fiscal years or periods corresponding to fiscal years started as from January 1, 2006. Also, the CNV has adopted the mentioned standards with certain amendments, establishing its applicability for fiscal years started as from January 1, 2006, too.

Modifications introduced by the process of unification of accounting standards have not generated significant effects on the consolidated financial statements of the Company.

2.2. Accounting estimates

The preparation of consolidated financial statements at a given date requires that management make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issue of the consolidated financial statements, as well as income and expenses recorded during the period. Management makes estimates to calculate, at a given moment, for example, the allowance for doubtful accounts, depreciation, the recoverable value of assets, the income tax charge and the provision for contingencies. Actual future results might differ from estimates and evaluations made at the date of preparation of these consolidated financial statements.

2.3. Recognition of the effects of inflation

The consolidated financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the consolidated financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of consolidated financial statements has been discontinued. This criterion is not in accordance with prevailing professional accounting standards, under which consolidated financial statements must be restated until September 30, 2003. The effect of the mentioned professional accounting standards deviation is not significant over the consolidated financial statements as of September 30, 2007.

The rate used for restatement of items was the internal wholesale price index ("IPM") published by the National Institute of Statistic and Census.

2.4. Comparative information

Balances as of December 31, 2006 and for the nine months ended September 30, 2006 disclosed in these unaudited consolidated interim financial statements for comparative purposes, result from the financial statements as of such date.

In accordance with professional accounting standards, the Company shows the information included in the unaudited consolidated interim balance sheet as of September 30, 2007 in comparative format with that as of December 31 and September 30, 2006, since it is engaged in seasonal activities.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

Certain amounts in the consolidated financial statements for the year ended on December 31, 2006 and in the unaudited consolidated interim financial statements for the nine months ended on September 30, 2006 were reclassified for presentation on a comparative basis with those for the current period.

2.5. Valuation criteria

a) Cash and deposits in banks

Have been recorded at its nominal value.

b) Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at period-end exchange rates.

c) Short-term investments

National Government Bonds ("BODEN") were valued at their market value at the end of the period.

Units in common investment funds were valued at their market value at the end of the period.

Saving accounts and fixed term deposits were valued at their nominal value plus interest accrued at the end of the period.

d) Trade receivables and accounts payable

Trade receivables and accounts payable were valued at their nominal value incorporating financial results accrued through period-end, where applicable. The values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at their spot price at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at each moment.

Trade receivables include accrued services pending billing at period-end.

The line headed PURE corresponds to the Program for the Rational Use of Energy, comprising the recognition of incentives and additional charges for excess consumption. The balance for this item included in trade receivables corresponds to bonuses for consumption and/or additional charges for excess consumption pending billing, while the amount recorded under accounts payable corresponds to additional charges for consumption, to be deposited in the Trust Fund indicated by ENARGAS.

The line headed Transportation Trust Fund within accounts payable corresponds to the collected amounts, pending of deposit.

Additionally to his own behalf, the controlled company, MetroENERGÍA, trades, on behalf of producers and/or third buying parties, natural gas, receiving a fee included under the line headed Sales in the Statements of Income. Trade receivables and accounts payable generated in this way have been valuated following the general criterion above mentioned.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

Trade receivables are shown net of the allowance for doubtful accounts, which is based on management's collection estimates.

e) Financial debt

Financial debts resulting from the financial debt restructuring process, corresponding to Negotiable Obligations Series 1 and 2 were valued based on the amounts payables discounted using the market interest rate that reflects at the initial moment of the transaction the evaluation over the time value of the money and the specific risks of the debt.

Financial debts not included in the financial debt restructuring process, corresponding to Negotiable Obligations Series A and B were valued at nominal value plus financial results accrued at the end of the period. Values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at the sums received, net of transaction costs, plus financial results accrued at the internal rate of return estimated at that time.

f) Other receivables and payables

Sundry receivables and payables were valued at their nominal value incorporating financial results accrued through period-end, except for the amounts to be recovered through tariffs included in long term Other receivables which were valued on the basis of the best possible estimation of the sums to be received discounted using the rate that reflects the time value of the money and the specific risks of the receivables; and for the deferred income tax which was valued at their nominal value.

Values thus obtained incorporating financial results accrued through period-end do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued on the basis of the best estimation possible of the sum to receive and to pay, respectively, discounted using a rate that reflects the value time of the money and the specific risks of the transaction considered at the moment of its incorporation to the assets and liabilities, respectively.

The value registered in Other receivables does not exceed its respective recoverable value.

g) Inventories

Warehouse materials were valued at their period-end replacement cost. The value thus obtained, net of the allowance for obsolescence, is less than the respective recoverable value estimated at the end of each period.

h) Fixed assets

For assets received at the time of granting of the License, the global transfer value defined in the Transfer Agreement arising as an offsetting item of contributions made and transferred liabilities restated following the guidelines indicated in Note 2.3. to consolidated financial statements has been considered as original value of fixed assets.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

Based on special work performed by independent experts, the global original value mentioned above was appropriated among the various categories of items making up that value, assigning as useful life the remaining years of service estimated by the Company on the basis of type of item, current status, and renewal and maintenance plans.

Assets incorporated to net worth after granting of the License were valued at restated acquisition cost, following the guidelines indicated in Note 2.3. to consolidated financial statements except in the case of distribution networks built by third parties (various associations and cooperatives) which, as established by ENARGAS, are valued at amounts equivalent to certain cubic meters of gas.

Fixed assets are depreciated by the straight-line method, using annual rates sufficient to extinguish their values by the end of their estimated useful lives. Depreciation was computed based on the amount of these assets adjusted for inflation following the guidelines indicated in Note 2.3.

The Company capitalizes the portion of operating costs attributable to planning, execution and control of investments in fixed assets. The amounts capitalized during the nine months ended September 30, 2007 and 2006 amounted to Ps. 1,579 thousand and to Ps. 2,175 thousand, respectively, and to Ps. 3.139 thousand for the year ended December 31, 2006.

Gas in pipelines is valued at acquisition cost restated following the guidelines indicated in Note 2.3. to consolidated financial statements.

Net value of fixed assets does not exceed its economic utilization value at the end of the period.

i) Income tax

The Company and its controlled company recognized the income tax charge by the deferred tax liability method, recognizing temporary differences between accounting and tax assets and liabilities measurements.

Deferred tax asset is mainly generated by tax loss carry forward. Deferred tax liability is mainly generated by: i) temporary differences between the accounting valuation and the tax value of fixed assets, mainly due to different depreciation criteria and the treatment of financial results (interest and exchange differences) capitalized under those items and ii) discount of financial debt, valued at their nominal value in accordance with tax purposes.

To determine deferred assets and liabilities, the tax rate in force at the date of issuance of these consolidated financial statements has been applied to the temporary differences identified and tax loss carry forwards.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

The following table shows changes and breakdown of deferred tax assets and liabilities:

Deferred assets
	Estimated loss carry forward	Trade receivables	Other liabilities	Other receivables	Other	Valuation allowance	Total
	Thousand of Ps.
Balances as of December 31, 2006	151,040	11,725	15,439	5,124	202	(151,040)	32,490
Movements of the period	(21,115)	642	794	4,860	457	21,115	6,753
Balances as of September 30, 2007	129,925	12,367	16,233	9,984	659	(129,925)	39,243

Deferred liabilities
	Fixed assets	Financial debt	Other	Total
	Thousands of Ps.
Balances as of December 31, 2006	(10,088)	(29,355)	57	(39,386)
Movements of the period	689	2,183	-	2,872
Balances as of September 30, 2007	(9,399)	(27,172)	57	(36,514)

Deferred income tax assets generated by the tax loss carry forward recorded by the Company amount to Ps. 129,925 thousand at the end of the period and Ps. 151,040 thousand at the beginning of the year. That tax loss carry forward can be offset against profits for future years, Ps. 100,030 thousand expiring in 2007 and Ps. 29,895 thousand expiring in 2009.

The realization of deferred tax assets, including the mentioned tax loss carry forward, depends on the future generation of taxable profits in those years in which temporary differences become deductible. To determine the realization of assets, the Company considers the projection of future taxable profits based on its best estimation.

Based on management's estimates, MetroGAS recorded a valuation allowance on deferred income tax assets amounting to Ps. 129,925 thousand at the end of the period and Ps. 151,040 thousand at the beginning of the year.

Net deferred assets at the end of the period derived from the information included in the preceding tables amount to Ps. 2,729 thousand. Net deferred liabilities amount to Ps. 6,896 thousand at the beginning of the year.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

Below is the reconciliation between income tax expensed and the amount resulting from the application of the corresponding tax rate to the accounting profit before income tax:

	September 30,
	2007	2006
	Thousands of Ps.
Income tax expense over pre-tax income	7,084	159,176
Permanent differences
Restatement into constant currency	11,392	10,988
Non deductible expenses and non- computable income	386	496
Valuation allowance on deferred income tax assets	(21,115)	(16,627)
Total income tax (credit) charged in results	(2,253)	154,033

Below is the reconciliation between income tax expensed and the income tax determined for fiscal purpose:
	September 30,
	2007	2006
	Thousands of Ps.
Income tax determined for fiscal purpose	28,847	138,163
Temporary differences	(9,625)	32,497
Valuation allowance on deferred income tax assets	(21,115)	(16,627)
Total income tax (credit) charged in results	(2,253)	154,033

The Company, in accordance with the new accounting standards, has decided not to recognize the deferred tax liability caused by inflation adjustment on fixed assets to the effects of the calculation of the deferred tax. Had the deferred tax liability been recognized in this item, its value would amount to Ps. 295 million at the end of the period and Ps. 307 million, at nominal values, at the beginning of the year. The difference of Ps. 12 million would have impacted in the result of the period.

j) Minimum notional income tax

The Company calculates minimum notional income tax by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company's tax obligation for each year will agree with the higher of the two taxes. If in a fiscal year, however, minimum notional income tax obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

The Company has recognized minimum notional income tax accrued during the year and paid in previous years as a credit, since it estimates that it could be claimed as payment on account of income tax in future years. That credit is shown under Other non-current receivables and could be computable as a down payment of income tax expiring between the years 2012 and 2017.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

k) Severance pay

Severance payments made to employees are expensed as incurred.

l) Balances with related parties

Balances with related parties mainly generated by commercial operations and sundry services were valued based on conditions agreed between the parties.

m) Provision for contingencies

Set up to cover labor or commercial contingencies and sundry risks that could give rise to liabilities to the Company. In estimating the amounts and probability of occurrence the opinion of the Company's legal counsel has been taken into account.

Insurance coverage taken out by the Company has also been considered. At the date of issuance of these consolidated financial statements, management considers that there are no elements to determine other contingencies that could have a negative impact on the consolidated financial statements.

n) Shareholders' equity accounts

Movements in shareholders' equity accounts were restated following the guidelines detailed in Note 2.3. to the consolidated financial statements.

The "Common Stock" account has been stated at historical nominal value. The difference between the amount stated in uniform currency and historical nominal value was shown in the "Adjustment to Common Stock" account making up the shareholders' equity.

o) Revenue recognition

The Company recognizes sales revenue based on gas deliveries to customers, including estimated gas volumes delivered pending billing at the end of each period.

Volumes delivered were determined based on gas volumes purchased and other data.

p) Statements of income accounts

Statements of income accounts are shown at nominal value, except depreciations of fixed assets that are restated following the guidelines indicated in Note 2.3. to consolidated financial statements.

2.6. Basic and diluted income per share

Basic and diluted income per share is calculated based on weighted average shares at September 30, 2007 and 2006, respectively, amounting to 569,171,208. As the Company does not hold preferred shares or debt convertible into shares, both indicators are equivalent.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

2.7. Information by segment

The Company mainly operates in the providing of gas distribution services. The remaining activities do not qualify as segments that should be disclosed separately in accordance with the guidelines of Technical Pronouncement No. 18 of the FACPCE.

NOTE 3 - ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant amounts included in the accompanying consolidated financial statements are as follows:

NOTE 3 - ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

NOTE 4 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables are as follows:

NOTE 4 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES (Contd.)

Investments bearing interest according to the following detail: 1) "BODEN" at an annual rate of 1.06% as of September 30, 2007, December 31, 2006 and September 30, 2006, 2) fixed term deposits at an annual average rate of 13.2% as of September 30, 2007 and at an annual rate of 9.5% as of December 31, 2006 and; 3) common investment funds with an average annual yield of 7.5%, 6.7% and 5.8% as of September 30, 2007, December 31, 2006 and September 30, 2006, respectively.

Pursuant to the terms of the License, in the case of invoices for services not paid when due, the Company is entitled to collect interest on overdue amounts at a rate equivalent to 150% of the 30-day interest rate in local currency, charged by Banco de la Nación Argentina, from the due date through the date of payment. As these are overdue receivables, and following standards of prudence, the Company recognizes this income at the time of actual collection.

Payables do not accrue interest, except for the Financial debts, which are set forth in Note 9 to the primary financial statements and Taxes payable in relation to the Occupancy of public space levy payment facilitation plan (Note 15.4.2.1 to primary financial statements).

NOTE 5 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

Gas Argentino S.A. ("Gas Argentino"), as owner of 70% of the Company's Common Stock, is the controlling shareholder of MetroGAS.

MetroGAS carries out certain transactions with the shareholders of Gas Argentino or their affiliates. As of September 30, 2007, the shareholders of Gas Argentino are BG Inversiones Argentinas S.A. ("BG") (54.67%) and YPF Inversora Energética S.A. ("YPF") (45.33%).

These consolidated financial statements include the following transactions with related companies:

  Gas supply, sales and services contracts with companies directly and indirectly related to YPF.

  Management fees accrued pursuant to the Technical Assistance Agreement with BG International Limited.

  Fees accrued under the terms of a Personnel Supply Agreement with BG Argentina S.A..

NOTE 5 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

Significant transactions with related companies are as follows:

NOTE 5 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

The outstanding balances as of September 30, 2007, December 31, 2006 and September 30, 2006 from transactions with related companies are as follows:

EXHIBIT A

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007 AND 2006

AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006

FIXED ASSETS

EXHIBIT D

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007 AND 2006

AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006

CURRENT INVESTMENTS

EXHIBIT E

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007 AND 2006

AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006

ALLOWANCES

EXHIBIT F

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

OPERATING COST

EXHIBIT G

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007 AND 2006

AND AUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006

FOREIGN CURRENCY ASSETS AND LIABILITIES

EXHIBIT H

METROGAS S.A.

UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

EXPENSES INCURRED

METROGAS S.A.

UNAUDITED INTERIM BALANCE SHEETS AS OF SEPTEMBER 30, 2007 AND 2006

AND AUDITED BALANCE SHEET AS OF DECEMBER 31, 2006

September 30, 2007	December 31, 2006	September 30, 2006
	Thousands of Ps.		
ASSETS			
CURRENT ASSETS			
Cash and deposits in banks (Note 4 a))	9,773	34,672	32,568
Investments (Note 4 b))	64,084	20,176	50
Trade receivables, net (Note 4 c))	136,709	71,674	144,748
Other receivables (Note 4 d))	22,259	27,801	23,181
Inventories, net (Note 4 e))	3,217	2,923	2,526
Total current assets	236,042	157,246	203,073
NON-CURRENT ASSETS			
Other receivables (Note 4 f))	141,944	121,809	111,408
Investments (Exhibit C)	21,392	8,700	8,031
Fixed assets, net (Exhibit A)	1,653,142	1,674,400	1,678,476
Total non-current assets	1,816,478	1,804,909	1,797,915
Total assets	2,052,520	1,962,155	2,000,988
LIABILITIES			
CURRENT LIABILITIES			
Debts			
Accounts payable (Note 4 g))	134,893	95,463	101,592
Financial debt (Note 4 h))	29,780	20,291	33,125
Payroll and social security payable	12,009	11,486	10,510
Taxes payable (Note 4 i))	44,152	36,738	39,167
Other liabilities	3,306	3,157	3,050
Total debts	224,140	167,135	187,444
Provision for contingencies (Exhibit E)	47,863	70,722	71,693
Total current liabilities	272,003	237,857	259,137
NON-CURRENT LIABILITIES			
Accounts payable (Note 6)	10,361	16,578	17,262
Financial debt (Note 4 j))	739,111	710,686	719,326
Taxes payable	34,847	23,329	23,356
Total non-current liabilities	784,319	750,593	759,944
Total liabilities	1,056,322	988,450	1,019,081
SHAREHOLDERS' EQUITY (as per related statements)	996,198	973,705	981,907
Total	2,052,520	1,962,155	2,000,988

Notes 1 to 15 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.

METROGAS S.A.

UNAUDITED INTERIM STATEMENTS OF INCOME

September 30,	
	2007	2006
	Thousands of Ps., except for per share information	
Sales (Note 4 k))	622.193	596.774
Operating cost (Exhibit F)	(425.349)	(411.010)
Gross profit	196.844	185.764
Administrative expenses (Exhibit H)	(54.576)	(44.966)
Selling expenses (Exhibit H)	(53.500)	(50.115)
Operating income	88.768	90.683
Equity in incomes of controlled company	12.692	6.282
Financing and holding results generated by assets		
Holding results	75	133
Discount of long term other receivables result	(13.499)	-
Interests	6.727	11.159
Exchange (loss) gain	(143)	14.364
Financing and holding results generated by liabilities		
Holding results	23	(6.477)
Interest on commercial operations	(45)	(87)
Interest on financial operations	(44.053)	(68.387)
Restructuring of financial debt result (Note 9)	-	388.748
Discount of long term financial debt result	(10.768)	87.920
Exchange loss	(28.824)	(65.333)
Others	(3.140)	(11.860)
Other income, net	5.229	4.087
Income before income tax	13.042	451.232
Income tax (Note 3.5.j))	9.451	(150.477)
Net income for the period	**22.493**	**300.755**
Basic income per share (Note 3.6.)	**0,04**	**0,53**
Diluted income per share (Note 3.6.)	**0,04**	**0,53**

Notes 1 to 15 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

METROGAS S.A.

UNAUDITED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

METROGAS S.A.

UNAUDITED INTERIM STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

September 30, 2007	September 30, 2006
	Thousands of Ps.	
Cash flow from operating activities		
Net income for the period	22,493	300,755
Financial debt interest expense accrued during the period	44,053	68,387
Income tax accrued during the period	(9,451)	150,477
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity in incomes of controlled company	(12,692)	(6,282)
Depreciation of fixed assets	54,597	53,858
Net book value of fixed assets retired	545	2,679
Allowance for doubtful accounts	1,055	1,776
Allowance for inventory obsolescence	674	(81)
Allowance for fixed assets	5,005	-
Contingencies reserve	6,581	4,459
Materials consumed	978	1,515
Holding results generated by laibilities	(23)	6,477
Exchange differences	28,824	65,333
Restructuring of financial debt result	-	(388,748)
Discount of long term financial debt result	10,768	(87,920)
Discount of long term other receivables result	13,499	-
Changes in assets and liabilities		
Trade receivables	(66,090)	(47,392)
Other receivables	(18,641)	(12,674)
Inventories	(1,938)	(1,509)
Accounts payable	33,200	2,345
Payroll and social security payable	523	1,170
Taxes payable	(7,529)	8,808
Other liabilities	149	442
Interest payable and other	(124)	(20,542)
Contingencies reserve	2,104	5,338
Minimum notional income tax paid for the period	(5,083)	(7,435)
Net cash provided by operating activities	103,477	101,236
Cash flow used in investing activities		
Increase in fixed assets	(38,897)	(30,654)
Net cash used in investing activities	(38,897)	(30,654)
Cash used in financing activities		
Payment of loans	(14,339)	(428,990)
Interest paid	(31,232)	(111,532)
Net cash used in financing activities	(45,571)	(540,522)
Increase (decrease) in cash and cash equivalents	19,009	(469,940)
Cash and cash equivalents at the beginning of the year	54,848	502,558
Cash and cash equivalents at the end of the period	73,857	32,618

Notes 1 to 15 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.

NOTE 1 - THE COMPANY'S BUSINESS

MetroGAS S.A. (the "Company" or "MetroGAS"), a gas distribution company, was incorporated on November 24, 1992 and began operations on December 29, 1992, when the privatization of Gas del Estado S.E. ("GdE") (an Argentine Government-owned enterprise) was completed.

Through Executive Decree No. 2,459/92 dated December 21, 1992, the Argentine Government granted MetroGAS an exclusive license to provide the public service of natural gas distribution in the area of the Federal Capital and southern and eastern Greater Buenos Aires, by operating the assets allocated to the Company by GdE for a 35-year period from the Takeover Date (December 28, 1992). This period can be extended for an additional 10-year period under certain conditions.

MetroGAS' controlling shareholder is Gas Argentino S.A. ("Gas Argentino") who holds 70% of the Common Stock of the Company. The 20%, which was originally owned by the National Government, was offered in public offering as described in Note 10 and the remaining 10% is under the Employee Stock Ownership Plan ("Programa de Propiedad Participada" or "PPP") (Note 13).

As further described in Notes 2 and 8, the conditions under which the Company develops its activity and its regulatory framework have been significantly modified.

NOTE 2 - EMERGENCY LAW - IMPACTS ON THE COMPANY'S BUSINESS

2.1 General Considerations

Since December 2001 the Government adopted a number of measures in order to face up to the crisis the country was undergoing, which implied a deep change in the economic model effective so far.

The most important mentioned measures were: (i) the implementation of a floating rate of exchange that resulted in a significant devaluation during the first months of 2002, (ii) the pesification of certain assets and liabilities in foreign currency deposited in the country, and (iii) the pesification of public services prices and tariffs.

2.2. License renegotiation process

As part of the mentioned measures, on January 9, 2002, was enacted Law No. 25,561 Public Emergency Law ("Emergency Law"), rule that was complemented with other Laws, decrees and regulations issued by different Government organism. This group of rules have implied for MetroGAS a substantial change in terms of the License and its relation with the National Government, modifying the program of tariff reward accorded in the Law No. 24.076 (or "Gas Act") and its complementary regulations.

NOTE 2 - EMERGENCY LAW - IMPACTS ON THE COMPANY'S BUSINES (Contd.)

The Emergency Law authorized the Government to renegotiate public utility licenses taking into account the following: (a) the impact of the tariffs on the competitiveness of the economy, (b) the quality of services and the contractually required investment programs, (c) the interest of users as well as service access conditions, (d) the safety of the systems involved, and (e) company profitability. The evolution of tariffs renegotiation with the Government is described in Note 8.

2.3. Contracts denominated in US dollars or containing dollar adjustment clauses

The Emergency Law contains provisions governing contracts between private parties existing as of its effective date, which provide for payment in foreign currencies or contain foreign currency adjustment clauses. In this regard, it provides for conversion into pesos of all obligations at an exchange rate of Ps. 1 per US$ 1.

Should the result be too burdensome for one of the parties and should the parties fail to agree to modifications of such obligations, the matter may be referred to the courts in order to settle an equitable result. Obligations arising after the passing of the Emergency Law may not be subject to adjustment clauses.

At the time the Emergency Law became effective the Company was a party to a number of such contracts, the most material of which are for the gas purchase of natural gas which are essential to permit the Company to serve its customers. Under the provisions established in the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices mentioned in Note 14 and the renegotiation of most of the contracts agreed with the Company's gas suppliers, subject to the continuous compliance by the National Government with all the obligations it has assumed, gas producers with whom there have been renegotiations would commit themselves to suspend actions and/or procedures brought against the Gas Distributors for claims resulting from the abovementioned law, suspension that on August 1, 2007, at the time that effects of Resolution No. 599/2007 become effective, would become a final waiver.

2.4. Financial debt restructuring process

Due to the significant adverse changes occurred in Argentina ending year 2001, on March 25, 2002 MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness.

After negotiations held during these years, on November 9, 2005, the Company announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to an APE Under Argentine law.

On May 12, 2006, the Company concluded the financial debt restructuring process, performing the effective exchange of the bonds. The evolution of the renegotiation carried out by the Company with its financial creditors is described in Note 9.

NOTE 3 - ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare its financial statements, which were applied consistently with those for the previous period.

3.1. Preparation and presentation of financial statements

The financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the FACPCE approved by the CPCECABA and in accordance with the resolutions issued by the CNV.

The interim financial statements for the nine months ended September 30, 2007 and 2006 have been subject to limited reviews. Management estimates that such interim financial statements include all the necessary adjustments to fairly present the results of each period. The results for the nine months ended September 30, 2007 and 2006 do not necessarily reflect the proportion of the Company's results for the full years.

Within the framework of the statement of consents made on July 8, 2004 by FACPCE and CPCECABA - which states that in the parties' opinion it would be important to unify technical standards - on August 10, 2005 CPCECABA issued Resolution CD 93/05, through which it adopted the accounting standards approved by FACPCE including amendments thereto as at April 1, 2005.

The adoption of the mentioned standards came into effect for the fiscal years or periods corresponding to fiscal years started as from January 1, 2006. Also, the CNV has adopted the mentioned standards with certain amendments, establishing its applicability for fiscal years started as from January 1, 2006, too.

Modifications introduced by the process of unification of accounting standards have not generated significant effects on the financial statements of the Company.

3.2. Accounting estimates

The preparation of financial statements at a given date requires that management make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issue of the financial statements, as well as income and expenses recorded during the period. Management makes estimates to calculate, at a given moment, for example, the allowance for doubtful accounts, depreciation, the recoverable value of assets, the income tax charge and provision for contingencies. Actual future results might differ from estimates and evaluations made at the date of preparation of these financial statements.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

3.3. Recognition of the effects of inflation

The financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of financial statements has been discontinued. This criterion is not in accordance with prevailing professional accounting standards, under which financial statements must be restated until September 30, 2003. The effect of the mentioned professional accounting standards deviation is not significant over the consolidated financial statements as of September 30, 2007.

The rate used for restatement of items was the IPM published by the National Institute of Statistic and Census.

3.4. Comparative information

Balances as of December 31, 2006 and for the nine months period ended September 30, 2006 disclosed in these financial statements for comparative purposes, result from the financial statements as of such date.

In accordance with professional accounting standards, the Company shows the information included in the unaudited consolidated interim balance sheet as of September 30, 2007 in comparative format with that as of December 31 and September 30, 2006, since it is engaged in seasonal activities.

Certain amounts in the financial statements for the year ended on December 31, 2006 and for the nine months ended September 30, 2006 were reclassified for presentation on a comparative basis with those for the current period.

3.5. Valuation criteria

a) Cash and deposits in banks

Have been recorded at its nominal value.

b) Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at period-end exchange rates.

c) Short-term investments

National Government Bonds ("BODEN") were valued at their market value at the end of the period.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Units in common investment funds were valued at their market value at the end of year 2006.

Saving accounts deposits and fixed term deposits were valued at their nominal value plus interest accrued at the end of the period.

d) Trade receivables and accounts payable

Trade receivables and accounts payable were valued at their nominal value incorporating financial results accrued through period-end, where applicable. The values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at their spot price at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at each moment.

Trade receivables include accrued services pending billing at period-end.

The line headed PURE corresponds to the Program for the Rational Use of Energy, comprising the recognition of incentives and additional charges for excess consumption. The balance for this item included in trade receivables corresponds to bonuses for consumption and/or additional charges for excess consumption pending billing, while the amount recorded under accounts payable corresponds to additional charges for consumption, to be deposited in the Trust Fund indicated by ENARGAS.

The line headed Transportation Trust Fund within accounts payable corresponds to the collected amounts, pending of deposit.

Trade receivables are shown net of the allowance for doubtful accounts, which is based on management's collection estimates.

e) Financial debt

Financial debts resulting from the financial debt restructuring process, corresponding to Negotiable Obligations Series 1 and 2 were valued based on the amounts payables discounted using the market interest rate that reflects at the initial moment of the transaction the evaluation over the time value of the money and the specifics risks of the debt.

Financial debts not included in the financial debt restructuring process, corresponding to Negotiable Obligations Series A and B were valued at nominal value plus financial results accrued at the end of the period. Values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at the sums received, net of transaction costs, plus financial results accrued at the internal rate of return estimated at that time.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

f) Other receivables and payables

Sundry receivables and payables were valued at their nominal value incorporating financial results accrued through period-end, except for the amounts to be recovered through tariffs included in long term Other receivables which were valued on the basis of the best possible estimation of the sums to be received discounted using the rate that reflects the time value of the money and the specific risks of the receivables; and for the deferred income tax which was valued at their nominal value.

Values thus obtained incorporating financial results accrued through period-end do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued on the basis of the best estimation possible of the sum to receive and to pay, respectively, discounted using a rate that reflects the value time of the money and the specific risks of the transaction considered at the moment of its incorporation to the assets and liabilities, respectively.

The value registered in Other receivables does not exceed its respective recoverable value.

g) Inventories

Warehouse materials were valued at their period-end replacement cost. The value thus obtained, net of the allowance for obsolescence, is less than the respective recoverable value estimated at the end of each period.

h) Non-current investments

The permanent investment in the controlled company MetroENERGÍA has been valuated according to the equity method based on the financial statements as of September 30, 2007 issued by the company.

The accounting standards used by MetroENERGÍA for preparing its financial statements are the same used by MetroGAS.

The value thus obtained is less than the respective recoverable value estimated at the end of the period.

i) Fixed assets

For assets received at the time of granting of the License, the global transfer value defined in the Transfer Agreement arising as an offsetting item of contributions made and transferred liabilities restated following the guidelines indicated in Note 3.3. has been considered as original value of fixed assets.

Based on special work performed by independent experts, the global original value mentioned above was appropriated among the various categories of items making up that value, assigning as useful life the remaining years of service estimated by the Company on the basis of type of item, current status, and renewal and maintenance plans.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Assets incorporated to net worth after granting of the License were valued at restated acquisition cost, following the guidelines indicated in Note 3.3., except in the case of distribution networks built by third parties (various associations and cooperatives) which, as established by ENARGAS, are valued at amounts equivalent to certain cubic meters of gas.

Fixed assets are depreciated by the straight-line method, using annual rates sufficient to extinguish their values by the end of their estimated useful lives. Depreciation was computed based on the amount of these assets adjusted for inflation following the guidelines indicated in Note 3.3..

The Company capitalizes the portion of operating costs attributable to planning, execution and control of investments in fixed assets. The amounts capitalized during the nine months ended September 30, 2007 and 2006 amounted to Ps. 1,579 thousand and to Ps. 2,175 thousand, respectively, and to Ps. 3,139 thousand for the year ended December 31, 2006.

Gas in pipelines is valued at acquisition cost restated following the guidelines indicated in Note 3.3..

Net value of fixed assets does not exceed its economic utilization value at the end of the period.

j) Income tax

The Company recognized the income tax charge by the deferred tax liability method, recognizing temporary differences between accounting and tax assets and liabilities measurements.

Deferred tax asset is mainly generated by tax loss carry forward. Deferred tax liability is mainly generated by: i) temporary differences between the accounting valuation and the tax value of fixed assets, mainly due to different depreciation criteria and the treatment of financial results (interest and exchange differences) capitalized under those items and ii) discount of financial debt, valued at their nominal value accordingly tax purposes.

To determine deferred assets and liabilities, the tax rate in force at the date of issuance of these financial statements has been applied to the temporary differences identified and tax loss carry forwards.

The following table shows changes and breakdown of deferred tax assets and liabilities:

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Deferred assets
	Estimated loss carry forward	Trade receivables	Other liabilities	Other receivables	Other	Valuation allowance	Total
	Thousand of Ps.
Balances as of December 31, 2006	151,040	11,725	15,439	5,124	202	(151,040)	32,490
Movements of the period	(21,115)	642	794	4,860	283	21,115	6,579
Balances as of September 30, 2007	129,925	12,367	16,233	9,984	485	(129,925)	39,069

Deferred liabilities
	Fixed assets	Financial debt	Other	Total
	Thousands of Ps.
Balances as of December 31, 2006	(10,088)	(29,355)	57	(39,386)
Movements of the period	689	2,183	-	2,872
Balances as of September 30, 2007	(9,399)	(27,172)	57	(36,514)

Deferred income tax assets generated by the tax loss carry forward recorded by the Company amount to Ps. 129,925 thousand at the end of the period and Ps. 151,040 thousand at the beginning of the year. That tax loss carry forward can be offset against profits for future years, Ps. 100,030 thousand expiring in 2007 and Ps. 29,895 thousand expiring in 2009.

The realization of deferred tax assets, including the mentioned tax loss carry forward, depends on the future generation of taxable profits in those years in which temporary differences become deductible. To determine the realization of assets, the Company considers the projection of future taxable profits based on its best estimation.

Based on management's estimates, MetroGAS recorded a valuation allowance on deferred income tax assets amounting to Ps. 129,925 thousand at the end of the period and Ps. 151,040 thousand at the beginning of the year.

Net deferred assets at the end of the period derived from the information included in the preceding tables amount to Ps. 2,555 thousand and net deferred liabilities amounting to Ps. 6,896 at the beginning of the year.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Below is the reconciliation between income tax expensed and the amount resulting from the application of the corresponding tax rate to the accounting profit before income tax:

	September 30,
	2007	2006
	Thousands of Ps.
Income tax expense calculated over pre-tax income	4,565	157,931
Permanent differences
Restatement into constant currency	11,392	10,988
Non deductible expenses and non- computable income	(4,293)	(1,815)
Valuation allowance on deferred income tax assets	(21,115)	(16,627)
Total income tax (credit) charged in results	(9,451)	150,477

Below is the reconciliation between income tax expensed and the income tax determined for fiscal purpose:
	September 30,
	2007	2006
	Thousands of Ps.
Income tax determined for fiscal purpose	21,115	134,607
Temporary differences	(9,451)	32,497
Valuation allowance on deferred income tax assets	(21,115)	(16,627)
Total income tax (credit) charged in results	(9,451)	150,477

The Company, in accordance with the new accounting standards, has decided not to recognize the deferred tax liability caused by inflation adjustment on fixed assets to the effects of the calculation of the deferred tax. Had the deferred tax liabilities been recognized in this item, this value would amount to Ps. 295 million at end of the period and Ps. 307 million, at nominal values, at the beginning of the year. The difference of Ps. 12 million would have impacted in the result of the period.

k) Minimum notional income tax

The Company calculates minimum notional income tax by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company's tax obligation for each year will agree with the higher of the two taxes. If in a fiscal year, however, minimum notional income tax obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

The Company has recognized minimum notional income tax accrued during the year and paid in previous years as a credit, since it estimates that it could be claimed as payment on account of income tax in future years. That credit is shown under Other non-current receivables and could be computable as a down payment of income tax expiring between the years 2012 and 2017.

l) Severance pay

Severance payments made to employees are expensed as incurred.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

m) Balances with related parties

Balances with related parties mainly generated by commercial operations and sundry services were valued based on conditions agreed between the parties.

n) Provision for contingencies

Set up to cover labor or commercial contingencies and sundry risks that could give rise to liabilities to the Company. In estimating the amounts and probability of occurrence the opinion of the Company's legal counsel has been taken into account.

Insurance coverage taken out by the Company has also been considered. At the date of issuance of these financial statements, management considers that there are no elements to determine other contingencies that could have a negative impact on the financial statements.

o) Shareholders' equity accounts

Movements in shareholders' equity accounts were restated following the guidelines detailed in Note 3.3..

The "Common Stock" account has been stated at historical nominal value. The difference between the amount stated in uniform currency and historical nominal value was shown in the "Adjustment to Common Stock" account making up the shareholders' equity.

p) Revenue recognition

The Company recognizes sales revenue based on gas deliveries to customers, including estimated gas volumes delivered pending billing at the end of each period.

Volumes delivered were determined based on gas volumes purchased and other data.

q) Statements of income accounts

Statements of income accounts are shown at nominal value, except depreciations of fixed assets that are restated following the guidelines indicated in Note 3.3..

3.6. Basic and diluted income per share

Basic and diluted income per share is calculated based on weighted average shares at September 30, 2007 and 2006, respectively, amounting to 569,171,208. As the Company does not hold preferred shares or debt convertible into shares, both indicators are equivalent.

3.7. Information by segment

The Company mainly operates in the providing of gas distribution services. The remaining activities do not qualify as segments that should be disclosed separately in accordance with the guidelines of Technical Pronouncement No. 18 of the FACPCE.

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL

STATEMENTS

Details regarding the significant amounts included in the accompanying financial statements are as follows:

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL

STATEMENTS (Contd.)

NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables are as follows:

NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

(Contd.)

Investments bearing interest according to the following detail: 1) "BODEN" at an annual rate of 1.06% as of September 30, 2007, December 31, 2006 and September 30, 2006, 2) fixed term deposits at an annual average rate of 13.3% as of September 30, 2007 and at an annual rate of 9.5% as of December 31, 2006 and 3) common investment funds with an average annual yield of 6.7% as of December 31, 2006.

Pursuant to the terms of the License, in the case of invoices for services not paid when due, the Company is entitled to collect interest on overdue amounts at a rate equivalent to 150% of the 30-day interest rate in local currency, charged by Banco de la Nación Argentina, from the due date through the date of payment. As these are overdue receivables, and following standards of prudence, the Company recognizes this income at the time of actual collection.

Payables do not accrue interest, except for the Financial debts, which are set forth in Note 9 and Taxes payable corresponding to Occupancy of public space levy payment facilitation plan (Note 15.4.2.1).

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

Gas Argentino S.A. ("Gas Argentino"), as owner of 70% of the Company's Common Stock, is the controlling shareholder of MetroGAS.

MetroGAS carries out certain transactions with the shareholders of Gas Argentino or their affiliates. As of September 30, 2007, the shareholders of Gas Argentino are BG Inversiones Argentinas S.A. ("BG") (54.67%) and YPF Inversora Energética S.A. ("YPF") (45.33%).

MetroGAS holds 95% of the Common Stock of MetroENERGÍA and is therefore the controlling shareholder. The remaining shareholders are BG Argentina S.A. and YPF Inversora Energética S.A., holding 2.73% and 2.27% of MetroENERGÍA Common Stock respectively. MetroGAS renders certain services to MetroENERGÍA.

These financial statements include the following transactions with related companies:

  Gas supply, sales and services contracts with companies directly and indirectly related to YPF.

  Management fees accrued pursuant to the Technical Assistance Agreement with BG International Limited.

  Fees accrued under the terms of a Personnel Supply Agreement with BG Argentina S.A..

  Rendering of services and gas and transportation sales to MetroENERGÍA.

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

Significant transactions with related companies are as follows:

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

The outstanding balances as of September 30, 2007, December 31, 2006 and September 30, 2006 from transactions with related companies are as follows:

NOTE 7 - RESTRICTED ASSETS

A substantial portion of the assets transferred to MetroGAS by GdE has been defined in the License as "Essential Assets" for the performance of licensed service. The Company is obliged to segregate and maintain them, together with any future improvements, in accordance with certain standards defined in the License.

The Company must not, for any reason, dispose of, encumber, lease, sublease or loan Essential Assets for purposes other than providing licensed service without prior authorization from the ENARGAS. Any extensions and improvements that the Company may make to the gas distribution system after the Takeover Date may only be encumbered to collateralize loans maturing after a period of one year and used to finance new extensions of and improvements to the distribution network.

Upon expiration of the License, the Company will be obliged to transfer to the Government, or its designee, the Essential Assets listed in the updated inventory as of the expiration date, free of any debt, encumbrance or attachment.

As a general rule, upon expiration of the License, the Company will be entitled to collect the lesser of the following two amounts:

a) The value of the Company's property, plant and equipment determined on the basis of the price paid by Gas Argentino, and the original cost of subsequent investments carried in US Dollars and adjusted by the Producer Price Index ("PPI"), net of the accumulated depreciation.

b) The proceeds of a new competitive bidding, net of costs and taxes paid by the successful bidder (Note 8.1.).

NOTE 8 - REGULATORY FRAMEWORK

The natural gas distribution system is regulated by the Gas Act, which, together with Executive Order No. 1,738/92, other regulatory decrees, the specific bidding rules ("Pliego"), the Transfer Agreement and the License establishes the Regulatory Framework for the Company's business.

The License, the Transfer Agreement and regulations promulgated pursuant to the Gas Act contain requirements regarding quality of service, capital expenditures, restrictions on transfer and encumbrance of assets, restrictions on cross ownership among gas production, transportation and distribution companies and restrictions on transfers of Common Stock of MetroGAS.

The Gas Act and the License establish ENARGAS as the regulatory entity to administer and enforce the Gas Act and applicable regulations. ENARGAS' jurisdiction extends to transportation, marketing, storage and distribution of natural gas. Its mandate, as stated in the Gas Act, includes the protection of consumers, the fostering of competition in the supply of and demand for gas, and the encouragement of long-term investment in the gas industry.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

Tariffs for gas distribution services were established in the License and are regulated by the ENARGAS.

8.1. Distribution License

Upon expiration of the original 35-year term, MetroGAS may apply to ENARGAS for a renewal of the License for an additional ten-year term. ENARGAS is required at that time to evaluate the Company's performance and make a recommendation to the Government. MetroGAS would be entitled to such ten-year extension of its License unless ENARGAS can prove that MetroGAS is not in substantial compliance with all its obligations stated in the Gas Act and its regulations and in the License.

At the end of the 35-year or 45-year term, as the case may be, the Gas Act requires that a new competitive bidding be held for the License, in which MetroGAS would have the option, if it has complied with its obligations, to match the best bid offered to the Government by any third party.

As a general rule, upon termination of the License, MetroGAS will be entitled to receive the lower of the value of specified assets of MetroGAS or the proceeds paid by the successful bidder in a new competitive bidding process (Note 7).

MetroGAS has various obligations under the Gas Act, including the obligation to comply with all reasonable requests for service within its service area. A request for service is not considered reasonable if it would be uneconomic for a distribution company to undertake the requested extension of service. MetroGAS also has the obligation to operate and maintain its facilities in a safe manner. Such obligation may require certain investments for the replacement or improvement of facilities as set forth in the License.

The License details further obligations of MetroGAS, which include the obligation to provide distribution service, to maintain continuous service, to operate the system in a prudent manner, to maintain the distribution network, to carry out mandatory investment program, to keep certain accounting records and to provide periodic reports to ENARGAS.

The License may be revoked by the Argentine Government upon the recommendation of ENARGAS under the following circumstances:

  Serious and repeated failure by the Company to meet its obligations.

  Total or partial interruption of not interruptible service for reasons attributable to the Company of duration in excess of the periods stipulated in the License within a calendar year.

  Sale, assignment or transfer of the Company's essential assets or encumbrances thereon without ENARGAS' prior authorization, unless such encumbrances serve to finance extensions and improvements to the gas pipeline system.

  Bankruptcy, dissolution or liquidation of the Company.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

  Ceasing and abandoning the provision of the licensed service, attempting to assign or unilaterally transfer the License in full or in part (without ENARGAS' prior authorization) or giving up the License, other than as permitted therein.

  Transfer of the technical assistance agreement mentioned above or delegation of the functions granted in that agreement without ENARGAS' prior authorization.

The License stipulates that the Company cannot assume the debts of Gas Argentino or grant loans to encumber assets, to secure debt of, or grant any other benefit to creditors of, Gas Argentino.

8.2. US PPI semi-annual adjustment

ENARGAS through Resolution No. 1,477 adjusted MetroGAS' tariffs as from January 1, 2000 without including adjustments to reflect changes in the US PPI, which would have resulted in a 3.78% increase in the transportation and distribution components of the tariffs as of that date. This was due to the fact that in negotiations with ENARGAS and the Government, the distribution and transportation companies agreed to defer the collection of the amounts related to the US PPI adjustment corresponding to the year 2000. Moreover, ENARGAS established, through the same resolution, the methodology to recover the accrued revenues corresponding to the application of the US PPI adjustment to the first semester of 2000 during the ten months beginning July 1, 2000.

On July 17, 2000, the gas distribution and transportation companies, ENARGAS and the Government agreed to pass through to the tariffs, as from July 1, 2000: a) the US PPI adjustment deferred for the first six months of 2000; and b) an increase in the tariffs to reflect the US PPI increase (3.78%). Additionally, they agreed to defer the billing of the amounts related to the US PPI adjustments corresponding to the period from July 1, 2000 through September 30, 2002. The deferred amounts were guaranteed by the Government and therefore the corresponding accrued revenues would be recovered through the tariffs as from July 1, 2002 to June 30, 2004.

On August 4, 2000, Executive Order No. 669 was issued by the Government, confirming the terms of this agreement.

With reference to proceedings brought by the Ombudsman, on August 29, 2000 MetroGAS was notified of a court order, suspending Decree No. 669, referring mainly to the unconstitutionality of the tariff adjustment according to a mechanism of indexation based on a foreign index within the applicability of the Convertibility Law. Accordingly, ENARGAS informed the Company that the tariffs should be reduced to exclude the US PPI adjustment. MetroGAS, as well as most gas distribution and transportation companies, appealed this ruling and the corresponding ENARGAS resolution.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

Additionally, ENARGAS and the Government also appealed the court order. On October 5, 2001 the Chamber of Appeals rejected this appeal. The Government and several gas companies have appealed the decision before the Supreme Court of Justice of Argentina. It is not possible to predict when the Court will rule on this matter. The resolution of the main issue of the debate is still pending. Notice has been served upon the various licensees to participate in that matter.

As a result of the measures adopted, mentioned in Note 2, the National Government issued the Emergency Law, which, among other provisions, and specifically as regards contracts for public works and services, made clauses providing for adjustments in dollars or other foreign currency ineffective, as well as indexation clauses based on the price indexes of other countries and any other indexation mechanisms, in addition to fixing a one peso to one dollar rate for tariffs and ordering renegotiation of utility contracts, passing US PPI on to tariffs, as rightfully claimed by the Company, becomes impracticable. Both a transfer to the tariffs of the US PPI as well as the possibility of recovery through the National Government, which endorsed the related credits, are contingent on future events that are beyond the Company's control.

In view of the above mentioned scenario, the net effect of income accrued during 2001 and 2000 in connection with the deferral of US PPI adjustments has been reversed in the financial statements as of December 31, 2001 in the "Extraordinary Loss" item.

The reversal should not be understood as a waiver of rights arising out of the Regulatory Framework that governs the Company's activities or as an abandonment of any of the actions filed by the Company so far.

On February 1, 2002, ENARGAS, according to the Emergency Law, approved tariffs without including the US PPI adjustment. Consequently, MetroGAS has filed an administrative action, claiming the PPI adjustment for the years 2000 and 2001, which resolution as of the date of issuance of these financial statements is pending.

8.3. Tariff renegotiation

On February 12, 2002, the Government issued Executive Order No. 293, which entrusted the Economy Ministry ("EM") with the renegotiation of public utility licenses and created a Committee for the Renegotiation of Contracts for Public Works and Services.

The License renegotiation process started formally on March 21, 2002, the date on which the Renegotiation Committee distributed to the natural gas distribution and transportation companies the guidelines for such renegotiation approved by the EM. On April 9 and 16, 2002, MetroGAS filed with the Renegotiation Committee the information required by those guidelines and made a detailed reservation of the Company's and its investors' rights. On April 17, 2002, MetroGAS made its oral presentation before the Renegotiation Committee in accordance with the guidelines.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

This renegotiation process has been affected by a court order dated May 16, 2002 preventing the Renegotiation Committee from making any decision until it submits to the consumer representative a copy of the documentation filed by the licensee companies, and allows him to participate in the meetings in which technical matters are discussed. The EM has appealed this order. The Government also established that any and all claims for breach of the licenses that are being renegotiated are to be filed with the Renegotiation Committee. Any claim filed by a licensee outside the renegotiation process will result in automatic exclusion from the process. MetroGAS has challenged this Executive Order by appropriate proceedings. Resolution No. 308, published on August 16, 2002, provided that regulatory and enforcement authorities with jurisdiction over public utility licensees should continue exercising their authority and powers.

Finally, the Resolution provided that, should licensee companies file a claim with a court or submit a claim to arbitration in connection with the alleged breach of contract based on emergency rules while the renegotiation process is in progress, such companies shall be summoned by the EM to abandon the action under penalty of being excluded from the renegotiation process. MetroGAS has challenged the Executive Order by appropriate proceedings.

Executive Order No. 1,834 was published on September 17, 2002 and is valid through the last day of the emergency period declared by the Emergency Law. This Executive Order provides that the filing for reorganization proceedings or of a petition in bankruptcy by or against a public utility company involved in the renegotiation process shall not lead to termination of their licenses notwithstanding contrary provisions of such licenses.

The EM convened a public hearing to be held on September 26, 2002 to discuss emergency rate adjustments requested by the gas transportation and distribution companies. Furthermore, the National Gas Regulatory Authority ("ENARGAS") summoned all transportation and distribution licensee companies to a public hearing to be held on November 18, 2002 to discuss this demand. Both hearings were not held because they were temporarily enjoined at the request of the Ombudsman of the Autonomous City of Buenos Aires and certain consumer organizations.

Through Executive Orders No. 2,437/02 and No. 146/03 the Government provided for the temporary readjustment of gas and electricity rates. However, through injunctions brought by the Ombudsman of the Autonomous City of Buenos Aires, the National Ombudsman and consumer associations, the suspension of the effects of Executive Orders No. 2,437/02 and No. 146/03 was ordered.

In March 2003, MetroGAS requested the EM, in his capacity as President of the Renegotiation Committee, to continue and complete stage III established in Resolution EM No. 20/2002. The Minister of Economy responded to MetroGAS' note by confirming that the renegotiation process was still in progress.

The Government through Decree No. 311/03 created a Unit of Renegotiation and Public Services Analysis (the "Unit" or "UNIREN") within the EM and the Ministry of Federal Planning Public Investment and Service ("MPFIPS"). Its mission is to advice the Government in the renegotiation process of public utility contracts pursuant to the Emergency Law.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

The UNIREN is authorized to sign full or partial agreements for the renegotiation of contracts with licensees for subsequent approval by the Executive Branch, submit projects associated to possible temporary rate adjustments, make recommendations for the operation of services and develop a proposal for a general regulatory framework.

On October 1, 2003, the Government passed Law No. 25,790 that extends until December 31, 2004 the deadline for renegotiation of the public utility contracts under the Emergency Law. This deadline was extended until December 31, 2005, through Law No. 25,972, December 31, 2006, through Law No. 26,077 and December 31, 2007 through Law No. 26,204.

The UNIREN summoned licensee companies to a meeting, held on November 26, 2003, to establish a schedule of activities to analyze different issues related to the license renegotiation. On November 28, 2003 the UNIREN sent MetroGAS the Guidelines for Renegotiation including a schedule of activities.

On January 13, 2004, MetroGAS sent a note to the UNIREN proposing to include in the agenda issues that the Company considers relevant.

On January 13, 2005 the UNIREN sent a project of Letter of Understanding to all gas distributors where basic information was referred to non attached exhibits.

Since the Company received the mentioned Letter of Understanding (which did not have the necessary means to evaluate the project properly) have maintained a fluency communication whit UNIREN, complying with the submittance of all requested information, besides making additional presentations aimed at finishing Phase III of the process and at arranging the License Contract on mutual agreement without introducing structural changes, so as to preserve during the emergency the contract itself and the conditions originally agreed upon, with the intention of restoring them in the future.

After the Public Hearing held on April 22, 2005, in June 2005 UNIREN sent MetroGAS, through note No. 1,449/05, a new proposal regarding the license renegotiation. Even when this proposal includes improvements regarding the original guidelines of the previous Letter of Understanding, MetroGAS' response to UNIREN expressed that it is still an unilateral proposal and made known its disposition to negotiate a balanced agreement for both parties.

On November 24, 2005 the UNIREN sent to MetroGAS a project of Letter of Understanding where there were issues set forth by the Company that had not been included, as for that matter MetroGAS made an alternative proposal on December 29, 2005.

On April 21, 2006 UNIREN sent MetroGAS a new project of Letter of Understanding. The Company realized some technical comments and sent them to the UNIREN on June 9, 2006 for its consideration. Since June 2007 MetroGAS and the UNIREN took up again the negotiations and they are analyzing the different positions and proposals.

As of the date of issuance of these financial statements it is neither possible to predict the result of the renegotiation process nor to establish the final implications that the above-mentioned norms will have on the Company's operations and results.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

8.4. New Regulation

In mid-February 2004 the Executive Power issued two Executive Orders which provisions have influence on the Company's operating activities and its economic and financial performance. Executive Order No. 180/04 established an investment scheme for basic gas infrastructure works and created an Electronic Gas Market to coordinate transactions associated to gas purchase at the Spot market and to secondary gas transportation and distribution markets. Executive Order No. 181/04 enabled the energy authorities to enter into agreements with gas producers to determine an adjustment in the price of gas purchased by gas distributors and the implementation of applicable mechanisms to users who purchase their own gas directly as distributors would no longer be able to supply them. Furthermore, the Order divided "residential" customers in three categories according to consumption.

Later on a set of resolutions and provisions was issued to regulate the abovementioned executive orders. The main provisions refer to: i) suspension of the exportation of surpluses of natural gas useful for internal supply, ii) development of a Rationalization Program for the Exportation of Natural Gas and Use of Transportation Capacity, iii) ratification of the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices at Points of Entry into the Transportation System, through which the Company has restructured all of its natural gas purchase contracts (Note 14), iv) prizes for reduced consumption below defined thresholds and the application of additional charges to certain customers that exceed them, established by the Program for the Rational Use of Energy ("PURE"), suspended from September to April of each year, v) creation and constitution of a Trust System through a Trust Fund, vi) approval of a useful cut-off mechanism to ensure supply to non interruptible customers and vii) approval of the Implementation Agreement of the Electronic Gas Market ("EGM") between the Buenos Aires Stock Exchange and the Energy Secretariat throw which EGM started functioning.

In May 2005 the Energy Secretariat issued Resolution No. 752/05, modified by Resolution No.930/05, which ruling by this way the Article No. 4 of Decree No. 181/04, that establishes that since September 1, 2005 the gas distribution service providers will not be able to sign short, medium and long term natural gas purchase contracts at points of entry into the Transportation System to supply firm and interruptible Large Customers, General Service "G" customers and General Service "P" customers, whose average monthly consumption during last year of consumption was equal or higher than 150,000 m3/month. This Resolution also establishes that providers are not allowed to use natural gas volumes available from contracts currently in force to supply the mentioned customers.

On December 22, 2005 the Energy Secretariat passed Resolution No. 2,020/05 which rules Resolution No. 752/05. Such resolution established a schedule to purchase natural gas in a direct way for a category of customers called General Service "P" and for CNG. The new schedule stipulates that: a) users with consumptions (during the period April 2003- March 2004) equal or over 30,000m3/month and up to 150,000m3/month will have to purchase gas in a direct way as from January 1, 2006, b) users with consumptions (during the period April 2003- March 2004) equal or over 15,000m3/month and under 30,000m3/month will have to purchase gas in a direct way as from March 1, 2006, c) users with consumptions (during the period April 2003- March 2004) over 9,000m3/month and under 15,000m3/month do not have a specified date yet for the purchase of gas in a direct way and d) as regards CNG stations, they will have to purchase

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

gas in a direct way as from March 1, 2006 (extended until April 1, 2006 trough Resolution No. 275/06).

In this way, such Resolution broadens the spectrum of those customers to whom the distributors can not stop supplying, including non-profit civil associations, labor unions, trade associations or mutual benefit associations, health institutions and private or public educational institutions.

Besides, Resolution No. 2,020/05 established a set of restrictions for representing CNG stations in the purchase of natural gas, in order to limit possible vertical associations among people from the gas industry and created the mechanism of assignation of natural Gas for CNG through which the stations sellers of CNG receives natural gas through an offer and demand mechanism in the EGM.

Dated February 28, 2006, the Energy Secretariat issued Resolution No. 275/ 06, which modifies Resolution No. 2,020/05. These modifications are related to: (i) the extension, up to April 1, 2006, for CNG stations to purchase gas in a direct way, (ii) the limitation, up to April 30, 2006, of the effective date of CNG bargain and sale contracts to be signed as from April 1, 2006, (iii) the obligation, of the gas distributing service companies to represent CNG stations regarding their natural gas purchases, just for the first time that realize the procedure established for CNG purchase in the EGM.

On March 14, 2006 the National Government signed an agreement with natural gas producers and CNG stations to freeze prices for CNG until December 31, 2006. This agreement will be bimonthly reviewed and will be in effect as long as there are no increases on operative and /or salary costs. The mentioned agreement was later extended until December 31, 2007.

In March, June, September 2006 and May 2007, the procedures established for CNG purchase in the EGM were carried out. As a result, volumes of gas that CNG had to acquired directly from gas producers were established.

On September 22, 2006 Energy Secretariat issued Resolution No. 1,329/06, by which the following aspects of the industry were regulated: (i) specifies the different concepts that integrate the global volumes of natural gas that the producers commit themselves to inject into the transport system, (ii) fixes a regime of priorities for nominations and confirmation of nominations of natural gas to be fulfilled by producers and transportation companies, defining penalties for breaches, (iii) classifies the "initial minimum reserve" of CNG stations in operation in February of 2004 as uninterruptible (IV) incorporates a mechanism by which the natural gas distributors have to register desbalances of the consumptions of CNG stations below the nominations made by distributors to such effects. Such desbalances must be invoiced by the producers to the distributors at CNG value, or compensated between them, and (v) authorizes the natural gas distributors to use certain volumes of natural gas including in contracts of natural gas transaction celebrated by users directly with the producers, under certain conditions.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

Moreover, there were some changes regarding the so called "trust charge" that natural gas distribution companies charge their industrial users on behalf and order of Nación Fideicomisos S.A, established by Executive Order No. 180/04 to finance infrastructure works regarding natural gas transportation and distribution. Originally, according to such Executive Order, the said trust charge was not taxed. Without detriment to that, according to what is established by Executive Order No. 1,216/06 from the issuing date of such Executive Order, the trust charge is levied with Value Added Tax ("VAT") at a 21% rate. Since there existed no detailed guidelines regarding operative issues concerning the billing and collection of VAT imposed on trust charge by natural gas distribution companies, MetroGAS, in conjunction with other distributors, proposed before the Nación Fideicomisos S.A., ENARGAS and ES a billing and collection plan which stands for the interests of all the parties involved and at the same time protects MetroGAS from any tax contingency deriving from the collection of the trust charge. As of the date of the issuance of these financial statements, none of the three mentioned authorities opposed MetroGAS' proposal; considering this to be a tacit acceptance, MetroGAS has already started to invoice VAT on the trust charge and to render it to Nación Fideicomisos S.A.

In January 5, 2007 Resolution No. 2008/2006 was published in the Official Bulletin stipulating the creation of a new trust charge under Law No. 26,095, excepting some customers (Residential, small stores and industries, CNG and large customers exclusively for interruptible transport) from its payment. The ENARGAS has established the values of this charge and has sent to the Company the administrative procedure of its invoicing, collection and deposit of the new charge. Likewise, the Company received from Nación Fideicomisos the necessary technical information for the invoicement of this charge. Consequently, the Company has begun to invoice this charge. On June 28, 2007 Executive Order No. 409/2007 was published, by which a bonification was established since that date (then retroactive to January 1, 2007 according to Note No. 6.398/2007 issued by the ENARGAS), amounting to 20% of the value of such new charge until December 31, 2007.

Certain MetroGAS' consumers obliged to the payment of the so-called Fiduciary Charge II (set forth by the Government to finance the expansion of the transportation system foreseen for 2006-2008) argued its constitutionality before courts and requested precautionary measures. In some cases these measures were effectively granted, consequently ordering MetroGAS to stop invoicing and collecting this Charge, which is carried out by MetroGAS.

8.5. MetroENERGÍA constitution

According to the new regulations, the Board of Directors of MetroGAS decided to create a stock company where MetroGAS holds 95 % of the Common Stock and whose purpose is to buy and sell natural gas and/or its transportation on its own, on behalf of or associated to third parties. This company was incorporated on April 20, 2005 and registered in the Public Registry of Commerce on May 16, 2005 under the name of MetroENERGÍA. The remaining shareholders are BG Argentina S.A. and Y.P.F Inversora Energética S.A., holding 2.73% and 2.27% of MetroENERGÍA Common Stock, respectively.

Dated July 13, 2005, through a note from ENARGAS, MetroENERGÍA obtained the provisional registration in the Marketers Registry. As of July 28, 2005, MetroENERGÍA obtained the definitive registration as a Marketer.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

Since the mentioned registration, MetroENERGÍA has signed natural gas supply agreements with different producers to supply users that must purchase gas from third providers. These agreements, which expired between December 31, 2006 and September 30, 2007, depending the cases, are being renewed until December 31, 2008, considering the volumes foreseen under the 2007-2011 Agreement mentioned in Note 14.

Likewise, MetroENERGÍA has signed natural gas supply contracts with large customers, General Service "G" users, General Service "P" users and CNG following the different dates that such clients should purchase natural gas from providers different than the licensee distribution service companies. These agreements, which expired on December 31, 2006, are being renewed until December 31, 2008, considering the volumes foreseen under the 2007-2011 Agreement mentioned in Note 14.

In addition, MetroENERGÍA signed contracts with some producers of natural gas to invoice and/or administer the collecting, in its own behalf and on behalf of third party, natural gas sales that producers carry out to CNG stations within the scope of the Mechanism of Natural Gas Allocation under Energy Secretariat Resolutions No. 752/05, 2020/05 and 275/06 and according to the volumes foreseen under the 2007-2011 Agreement mentioned in Note 14.

NOTE 9 - FINANCIAL DEBT

The following table sets forth the conditions of the Company's Financial Debt as of September 30, 2007 and 2006:
	September 30,
	2007			2006
	Thousands of Ps.	Interest Rate	Maturity	Thousands of Ps.	Interest Rate	Maturity
Negotiable Obligations
Series A	347	9.875%	04/01/2003	2,775	9.875%	04/01/2003
Series B	10,643	7.375%	09/27/2002	11,473	7.375%	09/27/2002

Interest payable	18,790	-		18,877	-
Current financial debt	29,780			33,125

Negotiable Obligations

Series 1	679,913	8% (1)	12/31/2014 (4)	685,504	8% (1)	12/31/2014 (4)

Series 2 Class A	19,703	4% (2)	12/31/2014 (5)	19,415	3% (2)	12/31/2014 (5)

Series 2 Class B	117,129	2.8% (3)	12/31/2014 (5)	102,642	1.8% (3)	12/31/2014 (5)

Actual value discount	(77,634)	-		(88,235)	-
Non current financial debt	739,111			719,326

  Interest rates for this series are 8% for the years 2006-2010 and 9% subsequently.

  Interest rates for this series are 3% for the year 2006, 4 % for the years 2007-2008, 5% for the years 2009-2010, 7% for the years 2011-2012 and 8% subsequently.

  Interest rates for this series are 1.8% for the year 2006, 2.8% for the years 2007-2008, 3.8% for the years 2009-2010, 5.8% for the years 2011-2012 and 6.8% for the years 2013-2014.

  The amortization schedule for the principal amount of this series is the following: 5% on June 30 and December 31, 2010, 10% each subsequent June 30, and December 31 until December 31, 2012 and 12.5% each subsequent June 30 and December 31 until December 31, 2014.

  The amortization schedule for the principal amount of this series is the following: 16-2/3% on June 30 and December 31, 2012, 16 2/3% each subsequent June 30 and December 31 until December 31, 2014.

NOTE 9 - FINANCIAL DEBT (Contd.)

1998 Global Program:

At the Extraordinary Shareholders' Meeting held on December 22, 1998 the Shareholders approved the creation of a Global Program for issuing unsecured non-convertible Negotiable Bonds, for an amount of up to US$ 600 million (or the equivalent in other currencies or currency combinations) over a five-year term as from the date of authorization of the Program by the CNV. On October 15, 2004, Extraordinary Shareholders Meeting approved the five years extension of the Global program since August 19, 2004, that was authorized by CNV on March 31, 2005.

Under the mentioned Global Program, the following Negotiable Obligations were placed and issued (i) Series A, on March 27, 2000, by the amount of US$ 100 million, maturing in 2003, bearing interest at the rate of 9.875% per annum, (ii). Series B, on September 27, 2000, by the amount of Euros 110 million maturing in 2002, bearing interest at the rate of 7.375% per annum and (iii) Series C, on May 7, 2001, by the amount of US$ 130 million, maturing in May 2004 and bearing interest at LIBOR plus a margin ranging from 2.625% to 3.25%.

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company's license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso.

On November 9, 2005, the Company announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to an APE under Argentine law.

MetroGAS' proposal consisted in an invitation to subscribe the APE and basically offered three options to their financial creditors:

  Cash option by which the Company offered to buy up to US$ 160 million of capital of the existing debt, in cash at a price of US$ 750 per each US$ 1,000 of capital of such debt (or its equivalent in other currencies);

  Exchange Option from Series 1 in United States Dollars denomination and for the 100% of the amount of the debt capital to be exchanged for this option. This Series is due on December 31, 2014, pays the original principal amount of the debt in biannual installments as from June 2010, and has an 8% interest rate, as from the first to the sixth year, and 9% afterwards.

  Exchange Option from Series 2 denominated in United States Dollars, Euros and optional to certain financial creditors, in pesos, and will have a 105% amount of the amount of capital of the debt to be exchanged for this option. This Series is due on December 31, 2014, pays the original principal amount of the debt in biannual installments as from June 2012, and has interest rates ranging from 3% to 8% as from the eighth year.

NOTE 9 - FINANCIAL DEBT (Contd.)

On April 12, 2006 MetroGAS announced the acceptance of tenders of approximately 95% of the total outstanding financial debt pursuant to its restructuring offer. The Company also announced its intention to restructure such indebtedness pursuant to an out-of-court restructuring in order to complete the process faster and more effectively.

Furthermore, at that date, the Company's Board of Directors approved the issuance and solicitation of consents for the public offering of Series 1 Notes for an amount of up to US$ 250 million, Series 2 Class A Notes for up to US$ 10 million, and Series 2 Class B Notes for up to Euros 40 million, which will be given in exchange to current bondholders.

On May 12, 2006, the Company concluded the financial debt restructuring process, performing the effective exchange of the bonds. Consequently, it issued in exchange for its Existing Debt Series 1 Notes amounting to US$ 236,285,638 in principal amount, Series 2 Notes Class A amounting to US$ 6,254,764 in principal amount and Series 2 Class B amounting to Euros 26,070,450 in principal amount. Additionally the Company made payments amounting to US$ 105,608,445, for cash options received along with US$ 19,090,494 and Euros 469,268 to pay accrued interest on Series 1 notes and Series 2 notes through December 30, 2005.

The offering of the Series 1 and 2 was made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

The restructuring of the financial debt generated a gain of Ps. 388,748 thousand which, net of the income tax effect represented a net gain of Ps. 252,686 thousand, mainly generated by a reduction in the principal amount of the existing debt as some bondholders elected the cash option, as well as the reduction in accrued interests net from costs related to the transaction.

MetroGAS, and its subsidiaries, must comply with a series of restrictions under the Company's new debt obligations, which, among others, include the following:

  Mandatory redemption with excess cash: the company will apply an amount of excess cash (not allocated for Restricted Payments) (i) to redeem (ratably among the holders of the Series 1 Notes) any Outstanding Series 1 Notes through note prepayments and (ii) after all Outstanding Series 1 Notes have been paid in full, to redeem (ratably among the holders of the Series 2 Notes) any Outstanding Series 2 Notes through note prepayments, in each case to the extent the Company not used such amount of net available excess cash to make market purchase transactions.

  Limitations on indebtedness: the Company will not be able to incur in additional indebtedness, except in certain specific instances, and not to exceed US$ 20 million.

  Limitations on investments: until the Company had redeemed, repaid or purchased at least US$ 75 million principal amount of the Series 1 Notes, MetroGAS will make no Investments other than Permitted Investments. Futhermore, deductible capital expenditures, for the excess cash computation, will not excess US$ 15 million by each computation year.

  Limitations on restricted payments: until the Company had redeemed, repaid or purchased at least US$ 75 million principal amount of the Series 1 Notes, restricted payments (including dividends) will be subject to the company's indebtedness ratio.

NOTE 9 - FINANCIAL DEBT (Contd.)

  Limitations on the sale of assets: the Company will not make any asset sale unless the following conditions are met: a) the asset sale is at the fair market value, b) at least 75% of the value under consideration is in the form of cash or Cash Equivalents and, c) such asset sale does not materially and adversely affect the Company's ability to meet these obligations.

  Limitation on transactions with controlling company, controlled company or under common control.

The Company carried out purchases of the principal amount of the Series 1 Notes within the market for US$ 20.4 million, corresponding US$ 3.0 million repurchase to the nine months ended on September 30, 2007.

NOTE 10 - COMMON STOCK

As of September 30, 2007, the Company's Common Stock totaled Ps. 569,171 thousand, all of which is fully subscribed, paid-in and registered.
Class of Shares	Thousands of Ps.
Ordinary certified shares of Ps. 1 par value and 1 vote each:
Class "A"	290,277
Class "B"	221,977
Class "C"	56,917
Common Stock as of September 30, 2007	569,171

The Shareholders at the Extraordinary Shareholders' Meeting held on March 12, 1997 approved the most recent capital increase resulting in total Common Stock of Ps. 569,171 thousand. This increase was authorized by the CNV on April 8, 1997 and by the Buenos Aires Stock Exchange on April 10, 1997 and was registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A.

Gas Argentino owns 70% of the Company's Common Stock, 20% of the Company's Common Stock was distributed in an initial public offering as specified below and 10% of the Company's Common Stock is hold by the Employee Stock Ownership Plan (Programa de Propiedad Participada or "PPP") (Note 13).

In accordance with the Transfer Agreement, the Government sold through an initial public offering the 20% of the Company's Common Stock it held, represented by 102,506,059 Class "B" Shares. At the date of these financial statements this Common Stock is property of private investors.

On November 2, 1994, the CNV, pursuant to Resolution No. 10,706, authorized to public offering all the Company's outstanding shares at such date. The Class "B" Shares offered in the United States are represented by American Depositary Shares ("ADSs") and were registered with the SEC. The Class "B" Shares and the ADSs were approved for listing on the BCBA and the New York Stock Exchange ("NYSE"), respectively.

NOTE 10 - COMMON STOCK (Contd.)

The Company is required to keep in effect the authorization to offer the Company's Common Stock to the public and the authorization for the shares to be listed on the Argentine Republic's authorized securities markets for a minimum period of fifteen years as of the respective dates on which such authorizations were granted.

After the first five years following the transfer date, any decrease, redemption or distribution of the Company's shareholders' equity will require prior authorization by ENARGAS.

NOTE 11 - RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company's by-laws and Resolution No. 434/03 of the CNV, 5% of the Company's net income for the year plus (less) prior year adjustments must be transferred to the Company's Legal Reserve, until it reaches 20% of the subscribed capital including the adjustments to Common Stock.

Dividend distribution in cash will depend on the Company's indebtedness ratio until the Company has redeemed, repaid or purchased at least US$ 75 million principal amount of the Series 1 Notes.

NOTE 12 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES

The Pliego stipulates that Gas Argentino, as controlling shareholder of MetroGAS, may sell part of its shares in the Company, provided it retains 51% of MetroGAS' equity.

In addition, the Company's by-laws provide that ENARGAS' approval must be obtained prior to the transfer of the Class "A" shares (representing 51% of Common Stock). The Pliego states that such prior approval will be granted three years after the Takeover Date provided that:

  The sale covers 51% of MetroGAS' Common Stock or, if the proposed transaction is not a sale, it will result in the acquisition of at least 51% of MetroGAS' equity by another company,

  The applicant provides evidence that the transaction will not affect the operating quality of the licensed service, and

  The existing technical operator, or a new technical operator approved by ENARGAS, retains at least 15% of the new owner's shares and the technical assistance contract remains in force.

Shareholders of Gas Argentino are subject to the same restrictions as those set forth in the preceding paragraph.

NOTE 12 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES (Contd.)

Dated December 7, 2005, Gas Argentino entered into an agreement to restructure its financial debt with all of its creditors, funds administered by Ashmore ("Fondos Ashmore") and by Marathon ("Fondos Marathon"), by means of which Gas Argentino will cancel all of its liabilities related to such debt in exchange for issuing and/or transferring, by the current shareholders of Gas Argentino, Common Stock of the said company representing 30% of its Common Stock post-issuing to Fondos Ashmore and transferring 3.65% and 15.35% of MetroGAS' Common Stock, owned by Gas Argentino, to Fondos Ashmore and Fondos Marathon, respectively.

Such agreement is, among other conditions, subject to the approval by the ENARGAS and by the National Antitrust Committee (Comisión Nacional para la Defensa de la Competencia).

On September 14, 2007, through Resolution I/097, the ENARGAS approved the transfer of shares under the financial debt restructuring agreement entered into by GASA and its creditors on September 7, 2005. Such Agreement is still subject to the approval of the National Antitrust Commission.

NOTE 13 - EMPLOYEE STOCK OWNERSHIP PLAN

Executive Decree No. 1,189/92 of the Government, which provided for the creation of the Company, establishes that 10% of the Common Stock represented by Class "C" shares is to be included in the PPP, as required under Chapter III of Law No. 23,696. The transfer of the Class "C" Shares was approved on February 16, 1994 by Executive Order No. 265/94. The Class "C" shares are held by a trustee for the benefit of GdE employees transferred to MetroGAS who remained employed by MetroGAS on July 31, 1993 and who elected to participate in the PPP.

In addition, the Company's by-laws provide for the issuance of profit sharing bonuses as defined in Article 230 of Law No. 19,550 in favor of all regular employees so as to distribute 0.5% of the net income of each year among the beneficiaries of this program. The accrued amounts will be deductible as expense in the income statements of each year, since unappropriated retained earnings exist.

Participants in the PPP purchased their shares from the Government for Ps. 1.10 per share, either by paying cash for them or by applying dividends on such shares and 50% of their profit sharing bonus to the purchase price. The trustee will retain custody of the Class "C" shares until they are fully paid.

Once the Class "C" shares are fully paid, they may be converted at the request of the holders thereof into freely transferable Class "B" shares. The decision to convert Class "C" Shares to Class "B" Shares must be taken by the Class "C" shareholders, acting as a single class. While the PPP is in effect, neither the by-laws of the Company nor the proportions of the various shareholdings may be changed until the requirements set forth in the PPP are fully complied with.

NOTE 14 - LONG-TERM CONTRACTS

In order to assure itself of sufficient gas supply and transportation capacity to enable it to provide the licensed service, MetroGAS entered into long-term contracts for the purchase of gas and gas transportation services. In order to obtain access to technical expertise required providing its licensed service, MetroGAS entered into the long-term Technical Assistance Agreement referred to below.

14.1. Gas supply

In order to meet gas supply requirements, the Company operates with the following suppliers: YPF, Total Austral, Wintershall Energía, Pan American Energy and other producers in Tierra del Fuego, Neuquén and Santa Cruz.

On June 14, 2007, Resolution No. 599/07 of the Energy Secretariat was published in the Official Bulletin through which was homologated the proposed draft of the "Agreement with Natural Gas Producers 2007-2011", then executed by certain natural gas producers, triggering its enforceability. Basically, the Agreement 2007-2011: i) set forth the volumes to be injected in the points of entry to the transportation system by the natural gas producers for residential and commercial consumers, industries, power plants and CNG supply stations until December 31, 2011 (although with different contractual terms depending the type of consumer), (ii) indicates certain price adjustment parameters depending the type of consumer, and (iii) establishes the mechanisms of natural gas re-routing and additional injections to guarantee the supply of the domestic market in case of shortages. By virtue of said Agreement, the natural gas producers and natural gas distributors should execute gas purchase agreements including its terms and conditions. At the date of issuance of these financial statements, MetroGAS did not execute any of these agreements given the fact that it is our understanding that the offers received from the natural gas producers neither comply with the terms and conditions of the "Agreement with Natural Gas Producers 2007-2011" nor would allow MetroGAS to guarantee the supply of natural gas to its non interruptible consumers, considering the volumes included in said offers.

Contracts that originally due on December 31, 2006 were kept in the same conditions, including prices, until July 31, 2007. As from August 1, 2007, the natural gas producers are supplying natural gas to MetroGAS in the volumes set forth under the Agreement with Natural Gas Producers 2007-2011 and based on several notes issued by the Sub-secretary of fuels and EGM, as delivery arrangements considering that those contracts with gas producers do not exists.

Due to MetroGAS understanding that the volumes, basins of injection and routes of transportation foreseen in the Agreement 2007-2011 would prevent the normal supplying of the non interruptible demand, the Company has carried out presentations to the ENARGAS, the Energy Secretariat and the Fuel Sub secretariat tending to raise this situation and to request its remediation.

NOTE 14 - LONG-TERM CONTRACTS (Contd.)

Based on these renegotiations, the gas supply contracted as of September 30, 2007 is the following:

Daily average volumes for the years
	2007	2008	2009	2010

MMCM/d (1)	0.3	0.9	0.5	0.4
MMCF/d (2)	10.3	33.1	16.5	13.2

According to the above-mentioned long-term contracts, the minimum volumes and amounts of natural gas purchases that MetroGAS is obligated to pay for regardless of whether or not they are taken ("take-or-pay amounts") are also set forth in the table below:

Daily average volumes for the years
	2007	2008	2009	2010

MMCM/d (1)	0.3	0.8	0.4	0.3
MMCF/d (2)	9.3	29.8	14.8	11.9
Amounts committed/year (3)	4.0	13.1	6.5	5.2

(1) Million cubic meters per day

(2) Million cubic feet per day

(3) Million pesos. For estimating committed amounts we considered the wellhead gas prices resulting from the renegotiation of current contracts under Executive Order No. 181/04 and Resolution No. 208/04. We have considered prices established for July 2005 whish are effective as of June 30, 2007. Volumes committed as from July 1, 2007 depend on prices renegotiation of the corresponding supply. In order to estimate the sales gas prices differentiation between Residential and Industrial it was considered the corresponding displacing. Through Energy Secretariat Resolution No. 599/07 the agreement for the natural gas delivery between the Energy Secretariat and gas producers for the years 2007 to 2011 was homologated.

The gas supply contracts also entitle MetroGAS to certain reductions of its take-or-pay amounts in the event that demand from power plants in the Company's service area falls below certain volumes of gas per day or in the event of any direct purchase of gas from a supplier or intermediaries and of transportation services for the purchased gas (which bypasses MetroGAS network). The Company considers it unlikely that its take or pay commitments for gas supplies will lead to significant liabilities for gas not taken as of September 30, 2007.

14.2. Gas transportation

MetroGAS has entered into a number of transportation contracts, with expiration dates ranging between 2006 and 2016, with Transportadora de Gas del Sur S.A. ("TGS"), Transportadora de Gas del Norte S.A. ("TGN") and other companies, which provide for firm transportation capacity of 24.6 MMCM per day, considering contracts in force as of September 30, 2007.

The Company is obligated to pay approximately Ps. 397.2 million for the period between 2007 and 2008; Ps. 378.0 million for the period between 2009 and 2010 and Ps. 672.7 million for the period between 2011 and 2021, for firm transportation capacity under such contracts.

NOTE 14 - LONG-TERM CONTRACTS (Contd.)

The contracts entered into by MetroGAS with gas transportation companies could be subject to modifications due to Emergency Law provisions applicable to utility services contracts, which include natural gas transportation. As of the date of issuance of these financial statements it is not possible to assess the impact of these modifications.

14.3 Transportation and distribution commitments

The contracts entered into with power plants include clauses to cede transportation during the winter period; these clauses allow MetroGAS to restrict the transportation and distribution service for a determinate volume to supply its non-interruptible demand.

In case MetroGAS is obligated to restrict the transportation and distribution service for a higher volume than the established in each contract, mainly due to a higher firm demand, those contracts establish penalties to pay to power plants due to these restrictions.

During year 2004, the Company has renegotiated sales contracts with Central Dock Sud and Central Térmica Costanera. Particularly for Central Dock Sud, contract modifications stipulate that the fine to be paid until the year 2006 cannot surpass 100% of the invoicing amount. MetroGAS will annually pay, as maximum, up to 30% of the invoicing amount and the remaining will be compensated in additional service days split in three equal parts during the following years. If this is not possible the established fine will be paid.

For the year 2007, the Company renewed with a power plant, the agreement that modifies the penalty payments. Such agreement establishes the amount that have to be paid during 2007 and should not rose above the 30% invoiced as penalties. The remaining 70% should be compensated as additional services days, divided into two equal parts for the following years.

14.4. Technical assistance agreement

Under this agreement, BG International Limited, a member of BG holding, provides technical assistance to the Company in exchange for the payment of an annual technical assistance fee equal to the greater of US$ 3,000 thousand or 7% of the amount obtained after subtracting US$ 3,000 thousand from the income before income tax and before financing results. The original contract was in force for a term of eight years from the Takeover Date. The parties, agreed to renew the contract for an additional eight-year term beginning December 28, 2000. The terms and conditions of the original agreement were not changed.

The Emergency Law (Note 2) establishes the conversion into pesos of all liabilities emerging from private contracts in effect at the time the Emergency Law became effective which were denominated in foreign currency or contained a foreign currency adjustment clause at the exchange rate Ps. 1 = US$ 1 (or at equivalent rates for other currencies). The CER is to be applicable to such contracts. The Technical Assistance Agreement has been modified accordingly.

NOTE 14 - LONG-TERM CONTRACTS (Contd.)

The modifications mentioned above, include a provisional clause, requiring the Company to pay an annual fee equal to the greater of Ps. 360 thousand, adjusted by CER or, 7% of Company Net Profits ("fee on profits") provided financial debt restructuring has been achieve. The agreement establishes that from the fiscal year in which the fee on profits may be higher than Ps. 3,000 thousand adjusted by CER and provided financial debt restructuring has been achieved, the abovementioned clause will have no further effect and the Company shall pay, besides the fee, an additional amount equivalent to the ordinary management fee of Ps. 3,000 thousand annually less payments made in accordance with the provisional clause, adjusted by CER from March 1, 2002. This amount will be paid in 36 monthly consecutive settlements. The accrued expenses resulting from this contract are disclosed in the Technical operator's fees line in Exhibit H. Transactions and balances with BG International Limited derived from this contract are described in Note 6.

During the present period the fee on profits has been accrued due to it is over Ps. 3,000 thousand proportional to the nine month period ended September 30, 2007 and since the financial debt restructuring has been achieved and have been paid installments related with the mentioned additional amount.

NOTE 15 - FISCAL AND LEGAL MATTERS

15.1. Turnover Tax - Transfer to tariff

On November 17, 1997, the ENARGAS issued Resolution No. 544/97 authorizing the passing through to tariff of the variation in the taxable base for the Turnover Tax within the jurisdiction of the Province of Buenos Aires from January 1993 to December 31, 1997, for an amount of Ps. 16,824 thousand. In addition the resolution established a term for the recovery of the abovementioned amounts of 96 months.

Due to the recovery period established by ENARGAS for the amount accumulated at December 31, 1997, the Regulator in Note No. 108 dated January 12, 1998 laid down that such amounts accrue interest at an annualized percentage rate of 9.5% until December 31, 2005.

On March 20, 1998, the Company requested ENARGAS to transfer to tariff the cost variations derived from the increase in turnover tax in the jurisdiction of the Autonomous City of Buenos Aires. On July 14, 2000 ENARGAS issued Resolution No. 1,787 rejecting MetroGAS' claim. On August 23, 2000 the Company filed an administrative recourse, which was rejected by the ENARGAS on November 15, 2000, leading the Company to file the administrative recourse provided by article 100 of the Proceedings Law. At the date of issuance of these financial statements, the claim made by MetroGAS is pending resolution by ENARGAS.

On October 11, 2002 MetroGAS requested ENARGAS a rate adjustment pursuant to the article 46, Law 24,076.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

By means of several notes addressed to the ENARGAS, MetroGAS set forth the problem resulting from carrying out the recovery over existing customers up to the end of year 1997, due to customers removed from the service or customers with interrupted service in effect. Guidelines were requested to the ENARGAS in order to reallocate among active customers all amounts not recovered or any other alternative that the ENARGAS should consider appropriate. The ENARGAS never issued an answer and since the 96-month term stipulated to recover this tax is already due and since in March 2006 this concept has no longer been invoiced to active customers, as of September 30, 2007, an allowance was registered for the remaining not recovered amount of Ps. 1,481.

15.2. Stamp Tax

15.2.1 Stamp Tax - Provinces of Neuquén and Rio Negro

On April 4, 2001, the tax authorities of the Province of Neuquén notified MetroGAS of the final determination with respect to contracts transferred by GdE to the Company and entered into before the privatization of GdE, of which MetroGAS is liable for an amount of up to Ps. 48.1 million (including fines and interest).

Additionally, the tax authorities of the Province of Neuquén asserted that MetroGAS is liable for stamp tax of Ps. 23.8 million (including fines and interest) with respect to transportation contracts entered into after the privatization of GdE.

On January 26, 2000, the tax authorities of the Province of Neuquén informed MetroGAS that it was liable for stamp taxes of Ps. 14.5 million with respect to tacit acceptance contracts between several gas companies and MetroGAS that were executed after the privatization of GdE.

MetroGAS filed a declaratory action against the Province of Neuquén with the Supreme Court of Justice of Argentina ("CSJN") to determine the validity of the claims made by the Province of Neuquén and to request the Court, on the basis of similar cases, to order an injunction. The CSJN upheld the request and instructed Province of Neuquén not to continue actions for collecting the stamp tax.

Furthermore, on April 6, 2001 TGS informed MetroGAS the final determination made by the Province of Río Negro, regarding the contracts transferred by GdE and entered into by MetroGAS before and after the privatization of GdE. MetroGAS is responsible for an amount of Ps. 148.2 million (including fines and interests). Accordingly, TGS filed a declaratory action against the Province of Río Negro with the CSJN and obtained an injunction. Consequently, the Province of Río Negro has suspended all the collection proceedings until the final ruling is issued.

The EM has acknowledged, in a letter dated October 7, 1998, the Argentine Government's responsibility for stamp taxes accruing prior to December 28, 1992, the date of the privatization of GdE.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

ENARGAS has notified the EM and MetroGAS that the stamp tax had not been considered for purposes of establishing the initial distribution tariffs and that, if the stamp tax is upheld by CSJN, the stamp tax should be deemed to be a new tax which would be required to be passed through to tariffs. ENARGAS also instructed all distribution and transportation companies to initiate administrative and legal actions to contest the claims of the Province of Neuquén with respect to stamp taxes.

On September 18, 2003 the tax authorities of the Province of Neuquén notified MetroGAS of the commencement of a new administrative proceeding related to the offer of gas purchase contracts with Repsol, Pecom Chauvco, Santa Fe, Wintershall, Total and Pan American, claiming 50% of the stamp tax related to the offers on which the producers have paid 50% of the stamp tax under the terms of provincial Decree No. 786/98. Furthermore, Province of Neuquén claims for offers with tacit acceptance related to the resale of transportation capacity from MetroGAS to Pecom.

MetroGAS has initiated an administrative proceeding to analyze the issue, since this is an assessment.

MetroGAS has filed defense with the Province of Neuquén and on November 19, 2003 it brought an injunction within the framework of the declaratory judgment action initiated in November 1999 in relation to gas contracts. On March 31, 2004 the CSJN sustained the injunction brought by MetroGAS and instructed the Province of Neuquén to cease to initiate proceedings aimed at collecting stamp tax on those contracts.

In the proceedings "Transportadora de Gas del Sur S.A. against the Province of Santa Cruz about request for declaratory judgement", on April 15, 2004, CSJN decided to sustain the request made by TGS and consequently, declared that offers with implicit acceptance, which are the subject matter of this litigation, cannot be taxed. The ruling established that legal expenses were to be borne by the Province.

On December 27, 2005 notice was served of the Supreme Court's ruling, in the case heard "MetroGAS against Province of Neuquén about request for declaratory judgment", declaring MetroGAS' claim no longer valid based on the rulings backed up by the Nation Supreme Court of Justice.

The Company believes, sharing the criterion of the Nation Supreme Court of Justice, that this tax is not legitimate based on the instrumental nature of the stamp tax, which applies only to written documents (i) that contain an offer and an express acceptance by the other party in the same document, or (ii) that are documented by means of an exchange of letters whereby the acceptance letter contains or restates the terms of the agreement.

MetroGAS operates with different gas and transportation companies through the exchange of letters with tacit acceptance and considers these to not be taxable and for that reason there is no debt recorded for this tax.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

15.2.2 Stamp Tax - Province of Buenos Aires

On October 12, 2006 MetroGAS was notified of Resolution No. 746/06, pursuant to which the Tax Bureau of the Province of Buenos Aires made a Stamp Tax assessment over different agreements.

On November 3, 2006 MetroGAS answered said assessment providing its defense. On December 5, 2006 MetroGAS was notified of Resolution No. 1467/06, pursuant to which the Tax Bureau determined the alleged tax difference amounting to Ps. 110,492, plus accrued interest. On January 2, 2007 MetroGAS filed a Motion of Appeal before the Tax Court of the Province of Buenos Aires, which a the date hereof remains unsolved.

On May 18, 2007 MetroGAS took notice of a new Stamp Tax claim of the Tax Bureau against MetroGAS, through which it claims the payment of an alleged tax debt assessed as of November 30, 2006 for the amount of Ps. 235,895.

Pursuant to the aforementioned, MetroGAS registered an allowance for an amount of Ps. 354 thousand to cover this contingency.

15.3. Income Tax - Bad debt deduction

On November 5, 2002, the Federal Tax Authority ("AFIP") informed MetroGAS of the ex-officio ruling that disallowed bad debt deductions on the company's income tax returns for fiscal years 1996 and 1997 and established a tax adjustment for those years of Ps. 854 thousand and Ps. 1,585 thousand, respectively.

On November 26, 2002 MetroGAS registered with the corresponding registry, the Ps. 6.9 million attachments levied by AFIP on some of the company's real property in the Autonomous City of Buenos Aires. The notice was served on MetroGAS on September 11, 2003. As of September 30, 2007, the residual accounting value of the attached fixed assets amounted to Ps. 37.6 million. On June 16, 2006 the Company requested the releasing of the attachment levied on the company's real property.

The AFIP rejected the bad debt deduction, which was determined by the Company based on the following indicators:

- Disappearance of the debtor as evidenced by the change of the name in which the relevant account was maintained.

- Removal of the meter from the location of customers, which owed MetroGAS less than Ps. 1,000.

AFIP's main argument to challenge the deduction is based on the fact that MetroGAS should have started legal actions to collect those debts. On November 26, 2002, MetroGAS appealed the AFIP's determination to the Tax Court.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

On December 3, 2002, Executive Order No. 2,442/02 was published, replacing Article No.136 of the income tax regulations applicable to years ended after the publication date (year 2002). One of its main objectives was to rule on the requirements that not very significant defaulted payments should meet to enable their deduction as bad debts. The following requirements are established: debts remained unpaid for at least 180 days, notice of non-payment has been served on the debtor and the debtor's service has been disconnected or terminated. Furthermore, the amount should not exceed that established by AFIP. On March 7, 2003 General Resolution No. 1,457 of AFIP was published, establishing the amount in Ps. 1,500. And on June 18, 2004 General Resolution No. 1693, which increased the deduction amount to Ps. 5,000, was published.

Dated February 16, 2007 Division C of the Prosecuting Court notified MetroGAS its sentence from December 7, 2006 through which this Court accepted as an indicator of the impossibility to collect the removal of gas meters from delayed customers and rejected the one connected to the disappearance of the debtor. In both cases, and considering the nature of this matter and the amounts at issue, and in face of an excusable mistake, the Prosecuting Court annulled the fine applied to MetroGAS.

The Prosecuting Court ordered D.G.I., in the term of 30 days, carry out the reassessment of income taxes and compensatory interests in agreement with the criterion that it is established.

On August 8, 2007 the D.G.I. notified the reassessment to MetroGAS. Such reassessment did not consider the AFIP General Instruction No. 2/07, issued on March 15, 2007, which allowed the deduction of the credits of up to Ps. 1,500, by non-competitive markets' utilities companies. MetroGAS carried our different filings before the Prosecuting Court requesting a new reassessment considering the abovementioned General Instruction.

Up to the date of these financial statements, the Prosecuting Court did not issue any decision in this regard. Once the reassessment becomes definitive, the parties may appeal before the Chamber of Appeals within the term set forth to such effect.

Pursuant to the abovementioned and once the final reassessment carried out by the D.G.I becomes definitive, the Company will appeal against the Court of Appeals, for which it will have to pay the claimed taxes and then, provided a favourable judicial decision is issued, request the reimbursement of the paid amount. Consequently, to cover this contingency, the Company registered a provision for an estimated amount of Ps. 4,900 thousand until the definitive reassessment will be issued by the DGI.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

15.4. Study, revision and inspection of works in public spaces levy, and occupancy of public space levy

15.4.1 Study, revision and inspection of works in public spaces levy

In 1997, MetroGAS and several other public service companies entered into an agreement for the coordination of work in public spaces ("Streets Work Agreement" or "SWA") with the government of the Autonomous City of Buenos Aires ("GCABA"). Pursuant to such agreement, the Company agreed to pay the GCABA Ps. 0.5 million per year, to compensate for street work inspection costs.

From 2000 onwards, the GCABA included in its budget a study, revision and inspection of works in public spaces levy applicable (among others) to gas pipelines. Although the SWA was explicitly mentioned as a precedent, the tax amounts were unilaterally increased by the GCABA.

On January 26, 2001, ENARGAS informed MetroGAS that, in the case of the study, revision and inspection of works in public spaces levy, the Company would have to demonstrate the impact of the changes on consumer prices, whereas, in the case of the occupancy of public space levy, MetroGAS would have to challenge the validity of the new tax, both through administrative proceedings and judicial action. ENARGAS also informed the GCABA that all changes in taxation would be dealt as a pass-through cost and would have to be absorbed by the consumers of the jurisdiction in which these changes were introduced.

As from 2001 MetroGAS has received, from the GCABA, notifications demanding the payment of the study, revision and inspection of works in public spaces levy.

MetroGAS presented the pertaining administrative appeal against each of the claims made by the GCABA, which were duly rejected, thus having no other administrative appeal to proceed by, legal actions were filed in order to collect the claimed amounts.

On October 19, 2005, MetroGAS was notified of a tax execution filed by the GCABA. On October 27, 2005 MetroGAS filed a defense opposing incorrect data in the instrument submitted and requested claim denial. Meanwhile, on November 24, 2005 ENARGAS was informed of such circumstance re-asking to pass through the levy in question to tariffs.

On March 29, 2007 the Court determined by solicitation of GCABA an attachment on MetroGAS' current accounts amounting to Ps. 11.9 million. On May 7, 2007 MetroGAS informed the Court that have reached an agreement with GCABA trough which MetroGAS (i) gave as payment the attached amount of Ps. 11.9 million, (ii) asked the entrance in a payment plan by the amount of Ps. 13.7 million indebted for fiscal period between February 2000 to December 2003, and (iii) paid attorney fees.

On July 23, 2007 was published in the Autonomous City of Buenos Aires Official Gazette the Resolution No. 2,076 of the Ministry of Economy of the Autonomous City of Buenos Aires, which granted to MetroGAS a payment plan.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

The regulatory framework of the gas industry, specifically Art. 41 of the Law No. 24,076 and Art. 9.6.2 of Decree No. 2,255/92, define that the variations of costs originated in changes in the taxes must be reflected in the tariffs. This concept is reinforced by the Supreme Court of Justice of the Nation in cases in which the validity of the Occupancy of public space levy was contested, as it is exposed in point 15.4.2.

MetroGAS considers that an acquired right exists that recognizes the transfer to tariffs of the amounts that eventually must pay for the Study, revision and inspection of works in public spaces levy and for that reason this concept has been recorded as Other non-current credits amounting to Ps. 35,684 thousand.

15.4.2 Occupancy of public space levy

15.4.2.1 Government of the Autonomous City of Buenos Aires

In 1998, the GCABA created an occupancy of public space levy, applicable (among others) to gas pipelines, which was included in the city's annual budgets. That levy has been objected by several public service companies.

As from 2003 the GCABA has demanded MetroGAS the payment of the occupancy of public space levy. MetroGAS duly presented hierarchical appeals before the administrative office against such demands.

On September 22, 2004 the GCABA notified MetroGAS of the rejection of those administrative appeals duly presented, therefore ending the administrative proceedings and making it possible to file legal actions to collect the requested amounts.

On February 2, 2005, a note with copy to ENARGAS and UNIREN was sent to the Energy Secretariat requesting immediate treatment of the transferring of the tax to the tariff.

On February 28, 2005 it was filed before the lower court of the Government of the Autonomous City of Buenos Aires, an action under administrative law with precautionary measures against the decision taken by the GCABA on September 22, 2004.

In April 2005, the General Department of Legal Affairs of the Ministry of Economy, pronounced itself in favor of the reallocation of tariffs, sending the file to the ENARGAS so as to have a final resolution on this matter.

On July 6, 2005, MetroGAS has been notified of the bill of payment for the fiscal years 1998 to 2002. Dated November 22, 2005 a sentence was pronounced instructing to carry out the proceedings until the full payment of the indebtedness, including interests and fees. As a consequence of which, on December 28, 2005 MetroGAS presented a note before the Dirección General de Rentas ("Revenue Department"), requesting to be able to resort to the Payment Facilitation Plan in 60 monthly installments ruled by Resolution No. 2,722 for the mentioned fiscal years. On the same date, another note was presented in such Department requesting to be able to resort to another Payment Facilitation Plan for the fiscal years 2003 and 2004.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

On January 16, 2006 another note was presented requesting to be able to resort to another Payment Facilitation Plan for the first three quotas of the year 2005. The Company continues paying, in due time and proper form, the quarter quotes and each of the quotes of the facilitation plans.

On March 6, 2006 MetroGAS presented a note before the ENARGAS reporting its adherence to the said payment facilitation plans and requesting once again the reallocation on tariffs, this note was reaffirmed by note presented before the ENARGAS dated March 29, 2006. Dated April 28, 2006 the ENARGAS was requested a quick sentence. Dated July 11, 2006 the request for the reallocation on tariffs was repeated, sending the payment slips from the payment facilitation plan's second and third paid installments.

On November 28, 2006 the ENARGAS requested the submittance of all information and documentation in order to evaluate the impact, resulting from the transfer to tariffs, on customers within the Autonomous City of Buenos Aires. Dated December 1, 2006 MetroGAS presented a note before the ENARGAS with the information and documentation background attached to the file during the whole six years that those administrative proceeding took, including the one requested in the Note. On January 30, 2007 MetroGAS presented a note before the ENARGAS requesting to report if, before taking a decision and in spite of considering that the information and documentation submitted by the company at the first presentation met the stipulations imposed by the legal regulation in order to meet the requirements that would accept the right mentioned under the terms of Sect. No 41 of the Law No 24,076 and Sect. No 9.6.2 of the Distribution License Basic Rules, it was necessary for that Regulatory Authority to count on information and/or proof of documents in addition to the ones already submitted by MetroGAS.

15.4.2.2 Municipality of Esteban Echeverría

Through Resolution No 113/05, dated February 7, 2005, the Municipality of Esteban Echeverría claimed for $ 6,575 thousand (incidental expenses included) concerning the right to occupancy of public spaces corresponding to the period from 2000 to 2004. Dated February 18, 2005 MetroGAS rejected the imposition of such rate on the grounds of what is stipulated by federal standards which are hierarchically superior to the ones included in Municipal ordinances.

On March 28, 2005 the Mayor notified MetroGAS that the arguments set forth by the company were rejected (Executive Order No 465/2005). Against such Executive Order, MetroGAS filed an Appeal for Reconsideration, which was rejected on August 17, 2005, thus ending the administrative proceedings and making it possible to file legal actions to collect the requested amounts.

On March 10, 2006 MetroGAS and the Municipality signed a letter of intention in order to reach an agreement regarding the indebted amounts. On March 30, 2006 the first quarter installment from 2006 was paid and as from that date all the period's installments were regularly paid.

In May 2006 the transfer to tariffs was requested to the ENARGAS and in July of the same year a quick response was demanded.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

On June 30, 2006 a formal letter was received where the Municipality notified MetroGAS of its debt up to December 31, 2005, and offered two payment plan alternatives. Dated July 10, 2006 a copy of such letter was sent to the ENARGAS so that they could inform the course of action to be taken regarding the payment plans offered and once again the transfer to tariffs was requested.

On July 14, 2006 the Municipality of Esteban Echeverría was notified of the note sent to the ENARGAS and was reminded that by virtue of the letter signed, they were obliged not to promote or start any legal action regarding the collection of rates for occupancy of public space.

On December 19, 2006 knowing that the Municipality was about to start legal actions to collect the indebted amount and in order to avoid any setback in the rendering of its service, MetroGAS adhered to a plan of facilities of payment that consists of paying the amounts claimed from the period 2000 to 2005 in four installments. Up to date MetroGAS finished paying the installments under said plan and the corresponding to the year 2006 and is paying those ones corresponding to 2007.

15.4.2.3 Municipality of Almirante Brown

The Municipality of Almirante Brown claimed to MetroGAS the payment of the Right of Occupancy and Use of Public Spaces corresponding to fiscal years 2004, 2005 and 2006 considering as taxable base a deemed gas pipeline extension, which resulted higher than the actual one. MetroGAS rejected such claim and informed the actual gas pipeline extension within the jurisdiction of the Municipality for purposes of the re-assessment of the claim.

In April 2007 the Municipality and MetroGAS executed an agreement to formalize MetroGAS' entering into a new payment plan that foresees the complete payment of the claimed amount in 10 installments before December 10, 2007. MetroGAS is paying such installment plan and those related to year 2007.

15.4.2.4 Municipality of Ezeiza

On September 3, 2007 the Municipality of Ezeiza requested to MetroGAS the payment of the Right of Occupancy and Use of Public Spaces corresponding to periods 2000-2006.

On October 9, 2007 MetroGAS and the Municipality executed an agreement through which MetroGAS entered into a payment plan.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

MetroGAS has recorded these concepts under the heading Other non current receivables for Ps. 45,258 thousand, Ps. 6,067 thousand, Ps. 3,045 thousand and Ps. 772 thousand for the above mentioned rate corresponding to the Autonomous City of Buenos Aires, the Municipality of Esteban Echeverría, the Municipality of Almirante Brown and the Municipality of Ezeiza, respectively as MetroGAS considers it has an acquired right to be recognized the reallocation on tariffs of paid amounts regarding the rate of Occupation of Public Spaces every time it is so stipulated by the gas industry regulatory framework. Law No 24,076 (Sect 41) and Executive Order No 2,255/92 (Sect 9.6.2) establish that variations of costs resulting from tax changes shall impact on tariffs.

This criterion is also backed up by rulings of the Nation's Supreme Court of Justice that in the cases Gas Natural Ban c/ Municipalidad de Campana y Litoral Gas c/ Municipalidad de Villa Constitución s/ acción meramente declarativa, pronounced that Sect 9.6.2 of Executive Order No 2,255/92 established that costs variations resulting from changes in tax standards, shall be reallocated to tariffs according to what is stipulated in Sect 41 of Law No 24,076.

Pursuant to what has been expressed and according to what is stipulated by the legislation in force and the resolution issued by the Department of Legal Affairs of the Ministry of Economy, MetroGAS considers that said credit is recoverable.

15.5. Turnover tax (Province of Buenos Aires) - Rate increase

During 1994, the Province of Buenos Aires agreed with the Argentine Government that the Province would not impose turnover taxes on sales of natural gas at a rate in excess of 3.5% of the invoice prices of those sales. Notwithstanding the above, the Province imposed turnover taxes on sales of natural gas at a higher rate and instructed us to include turnover taxes at the higher rate in our invoices to our customers and to remit the taxes so collected to the Province. MetroGAS declined to follow those instructions, citing the agreement between the Province and the Argentine government described above.

In July 2003 the Province, by means of a pre-view, requested the payment of amounts that would have been received from customers, if the mentioned rate increase had been applied in the invoices (actually amount approximately Ps. 10 million, including interests and fines), this claim was duly rejected by MetroGAS. Dated October 12, 2005 the Revenue Department of the Province of Buenos Aires notified us Resolution No. 465/05 of the Assessment Procedure by the virtue of its office, which was closed on December 22, 2005, through Resolution No. 907/05, compelling us to pay the debt. Such Resolution was appealed on January 16, 2006, before the Fiscal Court of the Province of Buenos Aires.

On September 27, 2006 the "Comisión Federal de Impuestos" (Federal Tax Commission) through its judgment No. 112/2006 ratified the criterion followed by the Company and rejected a motion of revision filed by the Province of Buenos Aires within a file that analyzes a situation identical to MetroGAS'. Against such judgment, the Province of Buenos Aires filed and extraordinary motion of revision against the same Federal Tax Commission to be decided by the Federal Supreme Court of Justice. Said extraordinary motion was granted and up to date the same is pending of definitive decision by the Federal Supreme Court of Justice.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

In the event that MetroGAS is finally compelled to pay for such amounts, it will request a reallocation of such tax to the tariffs paid by customers in compliance with the terms of the License.

15.6. Rates and charges

Through resolution No. 2778/03, the ENARGAS stated that MetroGAS had collected excessive rates and charges from its customers amounting to Ps. 3.8 million and stipulated a fine for Ps. 0.5 million. The Company duly filed an appeal for reconsideration with a subsidy appeal against the mentioned Resolution and against the interest rate applied on the fine. As of September 30, 2007 the total amount demanded by the ENARGAS amounted to Ps. 18,847 thousand, including interests and fines, which has been recorded as a provision.

15.7. Executives proceedings

At the time of these financial statements, the Company maintains certain executive proceedings started by holders of Negotiable Obligations, which are pending resolution.

Certain bondholders have filed attachments on MetroGAS' current accounts and collections, amounting to Ps. 16,647 thousand as of September 30, 2007.

15.8. Others

At the date of issuance of these financial statements, there are disagreements between the Company and the regulatory authorities as to the interpretation of various legal matters. In management's opinion, the final resolution of these disagreements will not have material impact on the Company's financial statements as of September 30, 2007.

Jorge E. Verruno
President

METROGAS S.A.

EXHIBIT A

UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007 AND 2006

AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006

FIXED ASSETS

METROGAS S.A.

EXHIBIT C

UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007 AND 2006

AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006

NON-CURRENT INVESTMENTS

METROGAS S.A.

EXHIBIT D

UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007 AND 2006

AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006

CURRENT INVESTMENTS

METROGAS S.A.

EXHIBIT E

UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007 AND 2006

AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006

ALLOWANCES

.

METROGAS S.A.

EXHIBIT F

UNAUDITED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

OPERATING COST

METROGAS S.A.

EXHIBIT G

UNAUDITED INTERIM FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007 AND 2006

AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2006

FOREIGN CURRENCY ASSETS AND LIABILITIES

METROGAS S.A.

EXHIBIT H

UNAUDITED INTERIM FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

EXPENSES INCURRED

Basis of Presentation

The consolidated financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE") approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA") and in accordance with the resolutions of the National Securities Commission ("CNV").

The consolidated interim financial statements for the nine months ended September 30, 2007 and 2006 have been subject to limited reviews. Management estimates that such interim financial statements include all the necessary adjustments to fairly present the results of each period. The results for the nine months ended September 30, 2007 and 2006 do not necessarily reflect the proportion of the Company's results for the full years.

The consolidated financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of consolidated financial statements has been discontinued. The rate used for restatement of items was the internal wholesale price index published by the National Institute of Statistic and Census.

The Company has consolidated line by line its balance sheet as of September 30, 2007 and 2006 and December 31, 2006, as well as its statements of income and cash flow for the nine months ended as of September 30, 2007 and 2006 with the financial statements of its controlled company (MetroENERGÍA S.A.) in compliance with Technical Resolution No. 21 issued by FACPCE, approved by the CPCECABA.

Within the framework of the statement of consents made on July 8, 2004 by FACPCE and CPCECABA - which states that in the parties' opinion it would be important to unify technical standards - on August 10, 2005 CPCECABA issued Resolution CD 93/05, through which it adopted the accounting standards approved by FACPCE including amendments thereto as at April 1, 2005.

The adoption of the mentioned standards came into effect for the fiscal years or periods corresponding to fiscal years started as from January 1, 2006.

Also, the CNV has adopted the mentioned standards with certain amendments, establishing its applicability for fiscal years started as from January 1, 2006, too.

Modifications introduced by the process of unification of accounting standards have not generated significant effects on the consolidated financial statements of the Company.

The Argentine Economic Scenario and its impact on the Company

As from the passing of the Emergency Law and its subsequent decrees, MetroGAS' activity has been significantly affected. Among the measures adopted the most important are the devaluation registered during the first months of year 2002, the pesification of certain assets and liabilities in foreign currency deposited in the country, the consequent increase of internal prices and the pesification of prices and tariffs of public services.

Moreover, such law contains provisions governing contracts between private parties existing as of its effective date, which provide for payment in foreign currencies or contain foreign currency adjustment clauses. In this regard, it provides for conversion into pesos of all obligations at an exchange rate of Ps. 1 per US$ 1.

At the time the Emergency Law became effective the Company was a party to a number of such contracts, the most material of which are for the gas purchase of natural gas which are essential to permit the Company to serve its customers. Under the provisions established in the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices abovementioned and the renegotiation of most of the contracts agreed with the Company's gas suppliers, subject to the continuous compliance by the National Government with all the obligations it has assumed, gas producers with whom there have been renegotiations would commit themselves to suspend actions and/or procedures brought against the Gas Distributors for claims resulting from the abovementioned law, suspension that on August 1, 2007, at the time that effects of Resolution No. 599/2007 become effective , would become a final waiver.

Moreover, the provisions of the Emergency Law modify standards of the Regulatory Framework applicable to the transportation and distribution of natural gas, mainly those which establish that the tariffs are calculated in U.S. dollars and stated in pesos and that are adjustable according to international indexes.

The situations previously described, have been considered by the Company's Management when calculating significant accounting estimates included in these consolidated financial statements, including those related to the recoverable value of non current assets. For that purpose, the Company's Management periodically elaborates economic-financial projections from alternative scenarios based on macroeconomic, financial, market and regulatory assumptions. As a consequence of the situations described above, such projections have considered modifications to the tariffs and adjustments to the operative costs of the Company in order to restore its economic-financial equation. Actual future results could differ from those estimates.

In Notes 2 and 8 to primary financial statements, there is a detailed description of the economic context, the impacts of the Emergency Law and its ruling decrees and the uncertainties generated about the future results of the Company.

On July 6, 2007, and purportedly within the framework of Argentine Law 20,680 (the "Law on Supply Security and Repression of Speculation"), the Domestic Trade Secretariat of the Argentine Ministry of Economy and Production (the "Secretariat") carried out an administrative inspection in MetroGAS with a view to a potential order to temporarily place MetroGAS under direct government audit alleging illegality in relation to the MetroGAS restriction of the supply of natural gas to certain industrial users. In respect thereto, Secretariat officials have finished the aforementioned inspection proceeding without having ordered the direct government audit of MetroGAS.

It should be highlighted that any decision adopted by MetroGAS in relation to the restriction of the supply of natural gas to certain industrial users have been strictly in compliance with the decisions in this regard adopted by Emergency Executive Committee -summoned and acting in accordance with the Internal Rules for Dispatch Centers approved by ENARGAS Resolution 716/1998 and with the involvement of the Argentine Energy Secretariat and of ENARGAS- at the meetings of 3 and 5 of July 2007, and in order to guarantee normal supply of gas to non-interruptible service users.

On July 6, 2007, Mr. Roberto Brandt has requested a license as General Director of MetroGAS until July 20, 2007 and will be replaced until said date by Mr. Vito Camporeale. Moreover, on July 18, 2007 the Board of Directors accepted the petition of extension of the license as General Director until December 31, 2007 and the resigned to its position of Director and First Vice President of the Company. The Board of Directors announced that Mr. Andrés Cordero assumed the positions of General Director and First Vice President of MetroGAS' Board until December 31, 2007.

General Considerations

MetroGAS' sales and earnings are highly sensitive to weather conditions in Argentina. Demand for natural gas and, consequently, MetroGAS' sales and earnings, are significantly higher during the winter months (May to September), due to larger gas volumes sold and the tariff mix affecting revenues and gross profit.

On March 21, 2006 the ENARGAS by means of Resolution No. 3,462 approved, on a temporary basis, the tariff chart applicable as from July 1, 2005 and until these date.

The abovementioned tariff charts contain the values of the price of gas at wellhead that results from the Agreement for the implementation of the schedule for the normalization of gas prices at points of entry into the transportation system, signed between the Energy Secretariat and natural gas producers.

According to the new regulations (see notes 8.4 and 8.5 to the primary financial statements), on April 20, 2005 the Board of Directors of MetroGAS decided to create MetroENERGÍA S.A. ("MetroENERGÍA") a "Sociedad Anonima" of which MetroGAS holds 95 % of the Common Stock and whose purpose is to buy and sell natural gas and/or its transportation on its own, on behalf of or associated to third parties.

Analysis of Operations for the nine months ended September 30, 2007 and 2006

The Company's sales and operating cost during the nine months ended September 30, 2007, increased 9.8% compared to the same period of the year 2006, thus producing an increase in gross profit of Ps. 20,208 thousand, amounting to Ps. 225,560 thousand during the nine months ended September 30, 2007 compared to Ps. 205,352 thousand in the same period of the previous year.

During the nine months ended September 30, 2007 an operating income of Ps. 112,487 thousand was recorded compared to an operating income of Ps. 105,309 thousand recorded in the same period of the previous year.

During the nine months ended September 30, 2007 a financial and holding loss of Ps. 95,173 thousand was recorded compared to a gain of Ps. 347,387 thousand recorded in the same period of the previous year. Such variation in financial and holding results was mainly due to the gain registered as consequence of the restructuring of financial debt finished in May 2006 and the discount of long term financial debt result, partially offset by reduction of the annual charge of interests by financial operations and the lower negative result of the fluctuation of the exchange rate as a result of the lower debt in foreign currency.

The Company's net income for the nine months ended September 30, 2007 amounted to Ps. 22,493 thousand compared to a net income of Ps. 300,755 thousand for the same period of the previous year.

Operating results and financial position

Sales

The Company's consolidated sales during the nine months ended September 30, 2007 increased by 9.8%, amounting to Ps. 745,585 thousand compared to Ps. 678,911 thousand in the same period of the previous year.

Sales increase during the nine months ended September 30, 2007 was mainly originated by MetroENERGÍA's sales increase amounting to Ps. 30,903 and by MetroGAS' Other Sales amounting to Ps. 23,961 corresponding to winter assistance to other gas distribution companies and the resale of transportation capacity.

It is important to point out that 50.3% of MetroENERGÍA's operations were carried out by trading gas on their own behalf and 49.7% by trading gas on behalf of third parties receiving a fee which is included under the line headed Sales of the Statement of Income.

Sales to residential customers increased by 12.5% from Ps. 310,886 thousand during the nine months ended September 30, 2006 to Ps. 349,596 thousand during the nine months ended September 30, 2007 due to the increase of 16.2% in gas volumes delivered to this customer category as the result of lower average temperatures registered during the first nine months of 2007, compared to same period of the previous year.

MetroGAS's sales with gas to industrial, commercial and governmental customers increased by 18.9% from Ps. 63,765 thousand during the nine months ended September 30, 2006 to Ps. 75,788 thousand in the same period of this year mainly due to the increase of 21.1% in gas volumes delivered to this customer category as the result of higher economic activity.

Since April 2006, as a consequence of the "unbundling", MetroGAS's started given only the transportation and distribution service to CNG stations and for that reason did not sell gas to this customer category during the nine months of the year 2007.

Transportation and distribution services to power plants decreased by 2.4% from Ps. 55,229 thousand during the nine months ended September 30, 2006 to Ps. 53,884 thousand during the nine months ended September 30, 2007, due to the 12.4% decrease in gas volumes delivered to this customer category, partially offset by an increase in average prices.

On the other hand, sales of transportation and distribution service to industrial, commercial and governmental customers decrease 2.1% from Ps. 46,290 thousand during the nine months ended September 30, 2006, to Ps. 45,340 thousand in the same period of this year, due to the 0.7% decrease in the volumes delivered.

Processed natural gas sales decrease 33.4% from Ps. 27,537 thousand recorded during the nine months ended September 30, 2006, to Ps. 18,338 thousand registered in the same period of the year 2007 as consequence of the 20.8% decrease in volumes to be processed due to the hard winter that took place this year.

MetroENERGÍA's sales with gas increased from Ps. 89,821 thousand during the nine months ended September 30, 2006, to Ps. 119,823 thousand during the nine months ended September 30 2007, mainly as a consequence of an increase in volumes delivered to power plants. Gas volumes delivered by MetroENERGÍA corresponding to sales on their own behalf amounting to 599.3 MMm3 (million of cubic meters) during the nine months ended September 30, 2007, compared to 494.7 MMm3 during the same period of the year 2006.

Selling commission, corresponding to sales operations on behalf of third parties carried out by MetroENERGÌA, increased 19.3% from Ps. 4,670 thousand during the nine months ended September 30, 2006 to Ps. 5,571 thousand during the same period of the year 2007.

The following chart shows the consolidated Company's sales by customer category for the nine months ended September 30, 2007 and 2006, expressed in thousands of pesos:
	For the nine months ended September 30, 2007	% of Sales	For the nine months ended September 30, 2006	% of Sales
MetroGAS
Gas sales:
Residential	349,596	46.9	310,886	45.8
Industrial, Commercial and Governmental	75,788	10.2	63,765	9.4
Compressed Natural Gas	-	-	36,468	5.4
Subtotal	425,384	57.1	411,119	60.6

Transportation and Distribution Services
Power Plants	53,884	7.2	55,229	8.1
Industrial, Commercial and Governmental	45,340	6.1	46,290	6.8
Compressed Natural Gas	30,730	4.1	21,691	3.2
Subtotal	129,954	17.4	123,210	18.1
Processed Natural Gas	18,338	2.5	27,537	4.1
Other Gas Sales and Transportation and Distribution Services	46,515	6.2	22,554	3.3
MetroENERGÍA
Sales on own behalf	119,823	16.1	89,821	13.2
Selling commission	5,571	0.7	4,670	0.7
Total of Sales	745,585	100.0	678,911	100.0

The following chart shows the Company's natural gas sales and transportation and distribution services by customer category for the nine months ended September 30, 2007 and 2006, expressed in million of cubic meters:
	For the nine months ended September 30, 2007	% of Sales	For the nine months ended September 30, 2006	% of Sales
Gas sales:
Residential	1,740.2	27.3	1,498.2	24.7
Industrial, Commercial and Governmental	463.5	7.3	382.8	6.3
Compressed Natural Gas	-	-	158.3	2.6
Subtotal	2,203.7	34.6	2,039.3	33.6
Transportation and Distribution Services
Power Plants	2,423.0	38.0	2,764.7	45.5
Industrial, Commercial and Governmental	695.4	10.9	700.5	11.5
Compressed Natural Gas	456.6	7.2	344.1	5.7
Subtotal	3,575.0	56.1	3,809.3	62.7
Processed Natural Gas	115.7	1.8	146.2	2.4
Other Gas Sales and Transportation and Distribution Services	479.1	7.5	81.8	1.3
Total delivered volume by MetroGAS	6,373.5	100.0	6,076.6	100.0

Total delivered volume by MetroENERGÍA on own behalf	599.3	100.0	494.7	100.0

Operating costs

Operating costs totaled Ps. 520,025 thousand during the nine months ended September 30, 2007 representing a 9.8% increase compared to Ps. 473,559 thousand recorded in the same period of the previous year. This variation was mainly due to the increase in gas purchases and transportation cost, payroll and social contributions, fixed assets maintenance and other operating costs.

Gas purchases of natural gas and processed natural gas increased from Ps. 227,340 thousand during the nine months ended September 30, 2006 to Ps. 250,180 during the same period of this year mainly due to the increase in volumes purchased on their own behalf. During the nine months ended September 30, 2007, 2,758.6 million of cubic meters were acquired by MetroGAS and 599.3 million of cubic meters were acquired by MetroENERGÍA representing an increase of 10.7% compared to the gas volumes purchased in the same period of the year 2006. This variation was mainly due to the higher volume delivered mainly to residential and industrial and commercial customers.

Gas transportation costs increased from Ps. 148,062 thousand during the nine months ended September 30, 2006 to Ps. 151,032 thousand during the same period of the year 2007 as consequence of the increase in daily contracted capacity since June 2006. Gas transportation tariffs have not been increased since January 2002 when the Emergency Law became effective.

During the nine months ended September 30, 2007 and 2006, the Company capitalized Ps. 1,579 thousand and Ps. 2,175 thousand, respectively, corresponding to the portion of operating costs attributable to the planning, execution and control of investments in fixed assets.

The following chart shows the Company's operating costs by type of expense for the nine months ended September 30, 2007 and 2006, expressed in thousands of pesos:
	For the nine months ended September 30, 2007	% of Total Operating Costs	For the nine months ended September 30, 2006	% of Total Operating Costs

Gas purchases of natural gas and processed natural gas	250,180	48.1	227,340	48.0
Gas transportation	151,032	29.0	148,062	31.3
Depreciation of fixed assets	48,321	9.3	47,254	10.0
Payroll and social contributions	23,459	4.5	20,564	4.3
Fixed assets maintenance	10,440	2.0	7,602	1.6
Technical operator's fees	8,118	1.6	7,528	1.6
Sundry materials	2,623	0.5	1,856	0.4
Fees for sundry services	4,622	0.9	3,572	0.8
Other operating expenses	22,809	4.4	11,956	2.5
Capitalization of operating costs in fixed assets	(1,579)	(0.3)	(2,175)	(0.5)
Total	520,025	100.0	473,559	100.0

Administrative expenses

Administrative expenses increased by 21.1% from Ps. 45,185 thousand during the nine months ended September 30, 2006 to Ps. 54,736 thousand during the same period of the year 2007. This increase was mainly due to higher payroll and social contributions, taxes, rates and contributions and provision for contingences.

Selling expenses

Selling expenses increased 6.3% from Ps. 54,858 thousand during the nine months ended September 30, 2006 to Ps. 58,337 thousand during the same period of the year 2007, mainly due to the increase in payroll and social contributions, and taxes, rates and contributions, partially offset by the lower charge of the allowance for doubtful accounts.

Financing and holding results

During the nine months ended September 30, 2007 a financial and holding loss of Ps. 95,173 thousand was recorded compared to a gain of Ps. 347,387 thousand recorded in the same period of the previous year. Such variation in financial and holding results was mainly due to the gain registered as consequence of the restructuring of financial debt finished in May 2006 and the discount of long term financial debt result, partially offset by reduction of the annual charge of interests by financial operations and the lower negative result of the fluctuation of the exchange rate as a result of the lower debt in foreign currency.

Other income, net

Other income net, for the nine months ended September 30, 2007 totaled a gain of Ps. 3,594 thousand compared to a gain of Ps. 2,423 thousand recorded in the same period of the previous year, due to provisions recovered during the present period of the year 2007.

Income tax

During the nine months ended September 30, 2007, the Company registered Ps. 2,253 thousand as gain for income tax compared with Ps. 154,033 thousand charge registered in the same period of the previous year. Such variation was mainly due to the gain resulting of financial debt restructuring finished in May 2006.

Net cash flows provided by operating activities

Net cash flows provided by operating activities were Ps. 95,712 thousand during the nine months ended September 30, 2007 while during the same period of the previous year were provided by Ps. 80,885 thousand. Such increase in net cash flows provided by operating activities was mainly due to lower cash flows required by working capital.

Net cash flows used in investing activities

Net cash flows used in investing activities totaled Ps. 38,897 thousand during the nine months ended September 30, 2007, due to higher fixed assets additions, compared to Ps. 30,654 thousand used during the same period of the previous year.

Net cash flows used in financing activities

Net cash flows used in financing activities totaled Ps. 45,571 thousand during the nine months ended September 30, 2007, compared to Ps. 540,522 thousand used during the same period of the previous year. Such variation was mainly due to the cash payment of financial debt and interests cash payments during the process of financial debt restructuring finished in May 2006.

Liquidity and capital resources

Financing

As of September 30, 2007, the total indebtedness of the Company was Ps. 768,891 thousand.

At the Extraordinary Shareholders' Meeting held on December 22, 1998 the Shareholders approved the creation of a Global Program for issuing unsecured non-convertible Negotiable Bonds, for an amount of up to US$ 600 million (or the equivalent in other currencies or currency combinations) over a five-year term as from the date of authorization of the Program by the CNV. On October 15, 2004, Extraordinary Shareholders Meeting approved the five years extension of the Global program since August 19, 2004, that was authorized by CNV on March 31, 2005.

Under the mentioned Global Program, the following Negotiable Obligations were placed and issued (i) Series A, on March 27, 2000, by the amount of US$ 100 million, maturing in 2003, bearing interest at the rate of 9.875% per annum, (ii) Series B, on September 27, 2000, by the amount of Euros 110 million maturing in 2002, bearing interest at the rate of 7.375% per annum and (iii) Series C, on May 7, 2001, by the amount of US$ 130 million, maturing in May 2004 and bearing interest at LIBOR plus a margin ranging from 2.625% to 3.25%.

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company's license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso.

On November 9, 2005, the Company announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to an APE under Argentine law.

On April 12, 2006 MetroGAS announced the acceptance of tenders of approximately 95% of the total outstanding financial debt pursuant to its restructuring offer. The Company also announced its intention to restructure such indebtedness pursuant to an out-of-court restructuring in order to complete the process faster and more effectively.

Furthermore, at that date, the Company's Board of Directors approved the issuance and solicitation of consents for the public offering of Series 1 Notes for an amount of up to US$ 250 million, Series 2 Class A Notes for up to US$ 10 million, and Series 2 Class B Notes for up to Euros 40 million, which will be given in exchange to current bondholders.

On May 12, 2006, the Company concluded the financial debt restructuring process, performing the effective exchange of the bonds. Consequently, it issued in exchange for its Existing Debt Series 1 Notes amounting to US$ 236,285,638 in principal amount, Series 2 Notes Class A amounting to US$ 6,254,764 in principal amount and Series 2 Class B amounting to Euros 26,070,450 in principal amount. Additionally the Company made payments amounting to US$ 105,608,445 for the cash options received, along with US$ 19,090,494 and Euros 469,268 to pay accrued interest on Series 1 notes and Series 2 notes through December 30, 2005.

The offering of the Series 1 and 2 was made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

MetroGAS, and its subsidiaries, must comply with a series of restrictions under the Company's new debt obligations (Note 9 to the primary financial statements).

Comparative consolidated balance sheets

In order to appraise the development of the Company's activities, the chart below sets forth comparative consolidated balance sheet information from the Company's unaudited consolidated interim financial statements as of September 30, 2007, 2006 and 2005 (due to the incorporation of the controlled company MetroENERGÍA S.A., registered in the Public Registry of Commerce on May 16, 2005) and the unaudited interim financial statements as of September 30, 2004 and 2003, in constant Argentine pesos as of March 1, 2003.
	09.30.07	09.30.06	09.30.05	09.30.04	09.30.03
	Thousands of Ps.
Current assets	286,030	243,442	662,814	499,244	368,631
Non-current assets	1,797,001	1,790,299	1,915,099	1,978,121	2,018,317
Total assets	2,083,031	2,033,741	2,577,913	2,477,365	2,386,948

Current liabilities	301,388	291,467	1,815,185	1,719,078	1,564,546
Non-current liabilities	784,319	759,944	16,447	10,841	6,360
Total liabilities	1,085,707	1,051,411	1,831,632	1,729,919	1,570,906
Minority interest	1,126	423	17	-	-
Shareholders' equity	996,198	981,907	746,264	747,446	816,042
Total	2,083,031	2,033,741	2,577,913	2,477,365	2,386,948

Comparative consolidated statements of income

The chart below contains a summary of the unaudited consolidated interim statement of income for the nine months ended September 30, 2007, 2006 and 2005, and the unaudited interim statements of income for the nine months ended September 30, 2004 and 2003, in constant Argentine pesos as of March 1, 2003.

	09.30.07	09.30.06	09.30.05	09.30.04	09.30.03
	Thousands of Ps.
Gross profit	225,560	205,352	161,358	152,066	91,507
Administrative and selling expenses	(113,073)	(100,043)	(78,251)	(87,752)	(85,123)
Operating income	112,487	105,309	83,107	64,314	6,384
Financial and holding result	(95,173)	347,387	8,178	(93,504)	69,141
Other income, net	3,594	2,423	2,301	918	460
Minority interest	(668)	(331)	(5)	-	-
Income (loss) before income tax	20,240	454,788	93,581	(28,272)	75,985
Income tax	2,253	(154,033)	(58)	-	(45,907)
Net income (loss)	22,493	300,755	93,523	(28,272)	30,078

Comparative statistical data

The chart below shows a summary of operating data for the nine months ended September 30, 2007, 2006, 2005, 2004 and 2003.
	09.30.07	09.30.06	09.30.05	09.30.04	09.30.03
	Volumes
	Thousands of cubic meters
Gas purchased by MetroGAS	2,758,621	2,537,725	4,298,887	4,174,046	3,085,563
Gas contracted by third parties	4,346,180	4,270,290	2,474,086	2,474,538	2,495,457
	7,104,801	6,808,015	6,772,973	6,648,584	5,581,020
Volume of gas withheld:
-Transportation	(396,301)	(454,976)	(451,137)	(428,299)	(373,321)
-Loss in distribution	(329,057)	(268,992)	(248,063)	(244,634)	(214,855)
-Transportation and processing gas production	(5,911)	(7,467)	(4,665)	(7,302)	(7,600)
Volume of gas delivered	6,373,532	6,076,580	6,069,108	5,968,349	4,985,244

Comparative ratios

The chart below contains certain financial ratios as of September 30, 2007, 2006, 2005, 2004 and 2003.
	09.30.07	09.30.06	09.30.05	09.30.04	09.30.03
Liquidity	0.95	0.84	0.37	0.29	0.24
Solvency	0.92	0.93	0.41	0.43	0.52
Immobilization	0.86	0.88	0.74	0.80	0.85

Other information

The chart below contains information regarding the price per share of the Company's common shares and its ADSs:
		Share Price on the Buenos Aires Stock Exchange (1)	ADSs Price on the New York Stock Exchange (1)
		Ps.	US$
September	2003	1.04	3.38
September	2004	1.35	4.46
September	2005	1.45	4.89
January	2006	1.31	4.14
February	2006	1.23	4.03
March	2006	1.27	4.06
April	2006	1.20	3.92
May	2006	1.02	3.34
June	2006	1.04	3.33
July	2006	1.06	3.45
August	2006	1.04	3.40
September	2006	1.02	3.26
January	2007	1.59	5.25
February	2007	1.45	4.81
March	2007	1.32	4.42
April	2007	1.40	4.85
May	2007	1.45	4.80
June	2007	1.68	5.43
July	2007	1.76	5.46
August	2007	1.50	4.75
September	2007	1.48	4.50

(1) Prices on the last business day of the month.

Outlook

Based on the economic context and the provisions issued by the National Government, which include the modification of MetroGAS' Regulatory Framework, the Company will continue concentrating its efforts towards ensuring business continuity, maintaining the quality of gas supplies and meeting the Basic License Rules. Finally, and depending on the outcome of the renegotiation of the License define its future strategy.

Autonomous City of Buenos Aires, November 7, 2007.

Jorge E. Verruno
President